
10011856

LOWE'S





There's No Place Like Home...

Still

2009 ANNUAL REPORT

LOWE'S VALUES

Customer Focused

Ownership

Respect

Teamwork

Passion for Execution

Integrity

FINANCIAL HIGHLIGHTS

IN MILLIONS, EXCEPT PER SHARE DATA

	CHANGE OVER 2008	FISCAL 2009	FISCAL 2008
Net Sales	-2.1%	$47,220	$48,230
Gross Margin	65 bps[1]	34.86%	34.21%
Pre-Tax Earnings	-19.4%	$ 2,825	$ 3,506
Basic Earnings Per Share	-19.3%	$ 1.21	$ 1.50
Diluted Earnings Per Share	-18.8%	$ 1.21	$ 1.49
Cash Dividends Per Share	6.0%	$ 0.355	$ 0.335

[1] Basis Points

About the cover: *Flooring*: Bruce Lock&Fold™ Brazilian Cherry Hardwood Flooring, item 130674; *Wall color*: Valspar® Ultra Premium Paint, Cincinnatian Filson Blue #4003-8B; *Trim*: Filtered Shade #4003-1B and *Foyer*: Maple Cream #3003-4B

And There's No Store Like Lowe's



Robert A. Niblock
Chairman of the Board and
Chief Executive Officer

Fiscal 2009 was challenging on many fronts. The year began with multiple external pressures weighing on our industry, including falling home prices, rising unemployment and tightening credit markets. As the year unfolded, however, some encouraging signs in the broader economy began to surface, suggesting the worst may be behind us. Consumer sentiment measures recovered slightly from historic lows, housing turnover began showing signs of bottoming and home prices slowed their rate of decline. We ended the year with sales totaling $47.2 billion, down 2.1 percent from 2008.

While our comparable store sales remained negative throughout 2009, we experienced sequentially improving trends as the year progressed, and our results in markets that were most affected by over-heated housing began showing signs of stabilization. Additionally, big-ticket, project-related sales showed significant sequential improvement in the second half of the year. We view these as encouraging signs that consumers are feeling less concerned about the future and are starting to tackle more discretionary home improvement projects.

Even in these uncertain economic times, affinity for the home remains strong. The home improvement to-do list is still on the refrigerator and includes most of the same projects as in the past. What has changed in many cases is consumers' approach to, and perhaps the timing of, completing those projects.

Consumers have slowed their rate of spending in recent years and are looking for ways to save. That mindset has homeowners doing more work themselves with a keen focus on maintenance and smaller repair projects, while more discretionary projects have been postponed. This resurgence of do-it-yourself (DIY) has many homeowners tackling projects for the first time, and we have increased staffing levels accordingly to ensure we are ready to serve customers and provide knowledgeable advice in heavy DIY categories like paint.

Throughout this economic cycle we reduced expenses to preserve profitability as sales slowed, while maintaining a keen focus on finding the right balance between closely managing expenses and investing in our business to ensure we continue to deliver the excellent service consumers expect from Lowe's. I think a good measure of our success in striking that balance is our market share gains over the past several years. According to independent measures, we gained 100 basis points of unit market share in 2009, a good indication we are increasingly the store of choice for home improvement.

Looking forward, it appears the housing correction process is well underway, but there is clearly still progress to be made, and elevated unemployment remains a concern.

Balancing the pros and cons of the external environment, I feel consumers are entering 2010 with cautious optimism. Our improving results late in 2009 support that theory and suggest some homeowners are beginning to

We are confident we're making the right investments that position us to continue to profitably grow sales and gain market share.


Home Decor
Home Organization
BOSCH

complete a few of the more discretionary projects on their to-do lists as they gain confidence that home prices are approaching a bottom and unemployment is likely near its peak.

We know that providing great service is key to driving profitable sales and market share growth, and I feel our commitment to delivering great service has Lowe's uniquely positioned to capitalize on the markedly different competitive landscape we will experience as the economy bottoms and home improvement demand improves. Over the past three-and-a-half years, the competitive landscape has evolved as many local and regional competitors closed or consolidated operations. As demand returns, we will benefit from our commitment to service through the downturn, but we are also making additional investments to better position Lowe's to fill the void created by the changing competitive landscape. One example is our new Project Specialist–Exteriors (PSE) position. This in-home consultative sales position enables us to better compete in product categories, like roofing, siding, fencing and windows, that lend themselves to an in-home sales approach. We rolled out this position late in 2009, and initial results have been encouraging.

Turning to the commercial side of our business, we added a District Commercial Account Specialist (DCAS) position in 125 markets in 2009. This field-based specialist reaches out to commercial customers at their workplace or jobsite to build and enhance relationships by providing a convenient and competitive offering of products and services for these time-crunched customers. Again, we're in the early stages of this program, but we're seeing exciting results with both new commercial accounts and increased sales to existing Lowe's customers.

We've also added or enhanced other tools to grow our relationship with commercial customers including an expanded credit offering with the launch of our new Lowe's Business Rewards card with American Express. Additionally, while in place for many years, we expanded our Quote Support Program. This program drives sales and improves service to commercial customers by quickly providing them competitive quotes for large purchases.

In the end, our commitment to providing value-added solutions to home improvement consumers has not wavered. We are confident we're making the right investments that position us to continue to profitably grow sales and gain market share.

In closing, in recent years homeowners and Lowe's faced many of the same challenges and have been forced to make similar tradeoffs. Even in tough times, there is an understanding that you must invest to sustain what has been built over time. Homeowners know if they delay needed home maintenance, they could face bigger and more expensive repairs in the future. For Lowe's, our primary investment has been in service to ensure we maintain standards and protect the customer franchise we've worked to build over the past six decades. In my mind, it's those commitments that ensure both homeowners and Lowe's have a solid foundation on which to build as signs of an improving economy begin to appear.

I'd like to thank our more than 238,000 customer-focused employees for their teamwork and dedication in providing the great customer service that differentiates Lowe's from the competition. As we have been for the past 64 years, Lowe's is ready for the opportunities that lie ahead. We'll continue to anticipate consumers' needs, operate great stores and offer quality products, services and solutions that help consumers successfully complete the home improvement projects on their to-do list.

Robert A. Niblock
Chairman of the Board and
Chief Executive Officer

There's No Place Like Home... Still



Q & A with Robert Niblock and Greg Bridgeford

During the last three-and-a-half years, much has transpired in the macro environment and specifically within the housing market, leaving many wondering if consumers have fallen out of love with their homes. How have consumers changed their approach to home improvement spending during this economic cycle?

NIBLOCK: Although home prices have declined in recent years, the home remains most consumers' largest asset. The to-do list still exists. What has changed is many consumers have become more deliberate in prioritizing their purchases, but we are confident consumers still have a desire to maintain and enhance their homes. Research suggests that approximately 40 percent of homeowners have a major home improvement project they're delaying until they gain more confidence about the future. Our comp sales performance for larger-ticket, project-related products in the fourth quarter was an encouraging sign that some consumers are beginning to feel more confident and are tackling more discretionary projects.

What are the structural and economic drivers of the home improvement industry, as well as its projected growth?

BRIDGEFORD: There are many factors we continue to monitor, including consumer sentiment and consumers' financial health. However, historically, housing turnover, home prices, income and employment have been the primary drivers of our industry. During the housing and economic cycle of the past few years, when homeowners were faced with a 22 percent decline in national home prices and double digit unemployment, many consumers were hesitant to engage in discretionary home improvement. But it appears many parts of the economy are seeing signs of stabilization, and most forecasts call for 2010 to be a bottoming year for the home improvement industry. Longer term, we expect our industry to grow at a rate equal to, or slightly greater than, GDP.

Many consumers are feeling the pressures of the economic environment. How has this impacted their willingness to engage in home improvement projects?

NIBLOCK: As I mentioned earlier, the to-do list is alive and well. Consumers still have an affinity for their homes. One of the changes we've seen recently is the resurgence of do-it-yourself, or DIY, projects. Consumers are balancing the tradeoff of the convenience of do-it-for-me, or DIFM, with the cost savings of doing it themselves. A good example of this change in consumer behavior is painting, one of the top DIY projects. To save money, many consumers are painting their own rooms. With this in mind, our stores are staffed with knowledgeable employees to help ensure we consistently offer customers all the supplies and advice needed to successfully complete their projects.

Over the past 10 years Lowe's store base has increased from 550 stores to 1,710 at the end of fiscal 2009. Going forward, how do you think about your expansion opportunity?

BRIDGEFORD: We take a very deliberate approach to store expansion and have a disciplined real-estate approval process that looks to ensure we're deploying capital that will achieve great returns for shareholders. We're not going to open stores for the sake of opening stores. That said, there are many markets today that are under-served by Lowe's. While current conditions in the housing market and the economy suggest a measured approach to expansion, we see the opportunity to add 40 to 45 stores in 2010, and the opportunity to increase our store count to as many as 2,400 in North America over time. Included in our 2010 new store openings are our first two stores in Mexico in February and an additional eight to 10 stores in Canada.



Robert Niblock
Chairman of the Board and Chief Executive Officer

Greg Bridgeford
Executive Vice President–Business Development

In 2009, Lowe's entered into a joint venture (JV) with Australian retailer Woolworths. In light of that announcement, what is your international expansion strategy?

NIBLOCK: Our approach to expansion remains unchanged: the investment must be in the best long-term interest of our shareholders. Our investment in this JV is an opportunity for Lowe's to enter an attractive home improvement market with Woolworths, a world-class retailer with deep roots in the Australian and New Zealand markets. This JV is a great opportunity for us to provide a differentiated experience for Australian consumers built from the foundation of our home improvement expertise along with Woolworths market knowledge.

More broadly, our approach to international expansion mirrors our approach to any deployment of capital. It must generate appropriate returns for our shareholders. Generally, there are additional risks present when entering new markets, but our rigorous market assessment helps ensure we are identifying the right locations to mitigate those risks.


Regional Distribution Centers
Existing Stores
New Stores 2009

THREE CASE STUDIES







Home Improvement Remains *A High Priority*

Consumers' passion for maintaining and enhancing their homes and outdoor areas remains strong. The uncertainty in the macro environment over the past three-and-a-half years has caused some consumers to reorder their to-do list – moving small weekend projects to the top, while postponing or extending the timeline on other more discretionary projects – but the list still exists.

Consumers want one-stop shopping that offers excellent customer service and quality products at a great value. At Lowe's we provide a wide range of products that meets the needs of both the DIY customer and the Commercial Business Customer (CBC). Using unsolicited customer letters, the following three case studies describe how Lowe's offers products, solutions and expert advice on how to successfully complete home improvement projects. The first case study underscores the culture of customer service that is the foundation of Lowe's success. The second highlights the sense of satisfaction and accomplishment achieved from a well-executed remodeling project. And, the final case study reflects the way our stores meet the needs of commercial business customers.









WHY LOWE'S?

Merchandise Choice

Consumers want the best for their homes, the latest styles and innovative products all at a great value. We offer everyday low prices on approximately 40,000 in-stock items from appliances to paint. Our product lines feature national brands that consumers know and trust, like Whirlpool® appliances, StainMaster® carpet, Valspar paint and Pella® windows to name just a few. In addition, we offer hundreds-of-thousands of items through special order.


one-coat coverage
valspar

Case Study
No. 1

HOME MAINTENANCE PROJECTS



The "To-Do" List: *Alive & Well*

Even in tough times, homeowners continue to spend on maintenance and small projects.

Home improvement will always have an element of enhancement, but Lowe's is also there to help when a customer just needs a replacement for something that has broken. That's just what Debra L. of Sahuarita, Ariz., needed from Lowe's. Debra, a busy stay-at-home mom who does a lot of laundry, at least eight to 10 loads a week, unexpectedly entered the appliance market when her clothes washer broke one Saturday morning. She needed a replacement as soon as possible because she was expecting company. She had shopped some major appliance retailers in the area before she called Lowe's in Southwest Tucson. The great customer service Debra received throughout her shopping experience – from the initial telephone call to the home delivery – sealed the deal for her.

In a letter to our Store Manager Pablo, Debra said, "I had such amazing service at your Lowe's, I had to let you know. First of all, I will admit that I used to ONLY shop your competition, but after my experience at your store I don't think I will ever return to your competition."

Our stores feature bright, clean, wide aisles and easy-to-shop merchandise sets. Our knowledgeable sales specialists are in our aisles ready to serve customers. This was Debra's experience with Sam the appliance sales specialist: "Sam was just as friendly and knowledgeable as he was on the phone," Debra said. Sam helped Debra decide the Samsung® front-load washer would best meet her laundry needs. Additionally, she used one of our convenient credit offers to complete her purchase. Because of the great service and product assortment, Debra purchased not only the washer, but also the pedestal and four-year protection plan. "I was even able to get my washer delivered the next day." This is just one of many examples of how Lowe's is providing customer-valued solutions with the best prices, products and services.


Kitchen Design Center
Centro de diseño de cocinas

WHY LOWE'S?

Project Management

Consumers look for professional and knowledgeable partners to help them successfully complete large, complex projects. From roofing to flooring, we can manage customers' installation needs.

Case Study
No. 2

REMODELING PROJECTS




A Project *Worth The Wait*

Project postponed...becomes project completed.

At Lowe's, we strive to make remodeling projects easier. We know customers want a knowledgeable home improvement partner they can trust throughout the process. This was certainly the case with DiAnn F. of Virginia Beach, Va. DiAnn and her husband, Lew, had ignored their 40-year-old unattractive and functionally obsolete kitchen. But they knew the kitchen issue had to be addressed. Like many people, they asked friends who had successfully completed a kitchen remodeling project for referrals. This led DiAnn to Lowe's of East Virginia Beach. Cabinet specialist Christopher came highly recommended because of his keen listening skills. "It was important that the designer we worked with hear what we needed because we are both beyond 65 years of age and I have physical limitations," stated DiAnn in a letter to Lowe's President and Chief Operating Officer.

To help create the dream kitchen, Lowe's offers a wide selection of cabinets and countertops including oak, cherry and maple cabinets, and granite, laminate and quartz countertops. With the help of our knowledgeable and experienced sales specialists, homeowners can design their ideal kitchen and find everything they need at our stores to successfully complete their project. DiAnn knows this firsthand. In her letter she said, "We have enjoyed Christopher's vision for some months, and this kitchen has greatly exceeded our expectations because his design is so functional and we were able to add features that are also fun: a bookcase and a window bench."

In addition to offering a deep product selection, Lowe's provides professional and expertly managed installation services for more than 40 categories, including flooring, millwork, cabinets and countertops. Many installations, like DiAnn and Lew's kitchen, require complex project coordination that includes delivery, contractor scheduling and customer communication. Our mission is to provide quality installation and customer satisfaction. That was certainly DiAnn's experience when Lowe's installed her KraftMaid® cabinets. "These gentlemen were a pleasure to have in our home because they focused on meeting, then exceeding our expectation. The end result has meant a beautiful kitchen that is fun to be in and hard to be away from," DiAnn said.



WHY LOWE'S?

Service

Our more than 238,000 customer-focused employees are committed to delivering great service to the approximately 15 million customers who shop our stores weekly for their home improvement needs. Our knowledgeable and engaged employees are a competitive advantage, and the great service they provide is a key differentiator from the competition. Our service scores, measured by customer surveys, continue to improve as we remain committed to our goal of providing the best service in the industry.

Case Study
No. 3

COMMERCIAL TRADE PROJECTS



Always On Call

Commercial customers rank service and knowledgeable employees as most important when deciding where to buy home improvement products.

One of the many reasons commercial customers shop our stores is the relationship they have with our Commercial Sales Specialists. To serve the professional tradesperson, property maintenance professional and repair/remodeler who often have unique needs, our stores carry professional-grade products, job-lot quantities and have a commercial sales desk staffed with experienced, customer-focused employees. Matthew M., a contractor who shops our store in Oaks, Pa., can attest to this. "There are several people very instrumental in keeping me a Lowe's customer for life. I have received excellent help from Doug and Neil in Millwork and Jim, Donna and Bill in Commercial Sales," Matthew wrote in a letter to Chris, our Store Manager.

Matthew recently completed a dining room renovation with products from Lowe's, including drywall, flooring, paint, painting supplies and French doors. Like many customers, he is pressed for time. As a service to commercial customers, they can call in, fax or place their orders online, and we will have them ready for pick-up, or as in Matthew's case, have products delivered to the job site. Matthew continued in his letter by describing his delivery by Joe and Rob. "Once we found a date suitable for the materials to be delivered to my job site, they did so and were right on time. They were both very cordial and with their level of service and dedication to customer service, they cemented my decision going forward to continually purchase my building materials from Lowe's."

Many commercial customers, like Matthew, shop our stores several times a week for supplies. They shop all product categories, not just lumber and building materials. We streamlined our Quote Support Program so that when Matthew or any other customer needs a bid on a large purchase, our dedicated quote support team reviews the order and provides a competitive quote to the store.

Additionally, to better connect with commercial customers we rolled out a District Commercial Account Specialist (DCAS) position in 125 markets. The specialist is responsible for growing relationships with existing customers and introducing Lowe's to new customers who may have been using different channels for product. These are just a few examples that further demonstrate our focus on providing everything commercial customers need and building a loyal commercial customer base.

There's No Store Like LOWE'S


LOWE'S

Q & A with Larry Stone, Mike Brown, Nick Canter and Mike Mabry

Over the past three-and-a-half years, during what has been a very tough sales environment, how have you managed to keep employees engaged and motivated?

STONE: First, I want to thank our more than 238,000 employees. Without their dedication and teamwork, we would not have been able to deliver respectable results in another tough year. I'm proud of our teams' commitment to deliver great customer service which is reflected in the three case studies presented earlier in this report. My message to our employees is to stay focused on what we can control and provide the excellent service consumers have come to expect from Lowe's.

To keep our store employees engaged and motivated, they receive ongoing training to enhance their customer service skills, selling skills and product knowledge. Additionally, our Customer Focused program measures how well we are taking care of customers and gives each store the opportunity to qualify for cash incentives by delivering great customer service. This is not a new program for us. In fact, we've been measuring customer service scores and rewarding those who provide the best service for more than a decade.

Additionally, Lowe's is an inclusive work environment and we offer competitive compensation packages and great career opportunities that help us attract and retain engaged employees.

How has your approach to operating your business changed during this tough sales environment?

STONE: The slow sales environment has forced us to thoroughly examine whether we're being as efficient as possible. We're asking 'why' a lot more and taking a critical look at our stores to ensure we're getting the most from them. That said, there are some things that are core to Lowe's from which we will not waver. We remain committed to providing a great shopping environment, innovative products at everyday low prices and excellent customer service.


Power Tools

Larry Stone
President and Chief Operating Officer



Nick Canter
Executive Vice President–
Merchandising

Many consumers have become more value conscious when making their purchasing decisions. How has this change in consumer mindset impacted your merchandising philosophy?

CANTER: Our carefully designed product lines offer value along the price continuum–from the opening price point to premium products. Merchandising has always been, and will continue to be, a priority for us, and a differentiator from the competition. Everything we do from a merchandising perspective is conceived from the customer's point of view. Consumers still want innovative and stylish products at a value. In this environment, we've changed to meet the needs of the more value conscious consumer by tweaking our marketing message to highlight more of the middle and lower price points in our product lines, and in some instances highlight value with a our New Lower Price campaign.

How does your distribution and logistics network aid in ensuring your stores are stocked with the right products at the right time?

MABRY: We have more than 60-plus years of experience running central replenishment and distribution systems. We have built sophisticated processes, systems and a physical network that are a real competitive advantage. Our process starts with our planning teams working closely with the merchants and vendors to ensure we have adequate inventory. We have installed some of the most sophisticated demand planning tools to help facilitate this process. On a nightly basis our replenishment systems review the products sold in each of our more than 1,700 stores, and we send product to replenish stock. We have built a world class transportation and distribution network that allows us to move product efficiently with great flexibility. All of this, working together, allows us to have the right product at the right store at the lowest possible cost.

During this economic cycle, the competitive environment has changed. How do you plan to capitalize on this opportunity?

BROWN: Throughout the economic downturn, we have remained committed to delivering great customer service, a hallmark of Lowe's. While it would have been easy to cut staffing further, we felt it was critical to our long-term customer franchise to avoid cutting indiscriminately to drive near-term results. Balance is the key, and we feel confident that if we've provided a customer great service for their maintenance needs during the downturn, they'll look to Lowe's as they begin taking on more discretionary projects.

As evidence grows that the worst of the cycle is likely behind us, we are positioning our company for the opportunities ahead. The competitive



Mike Mabry
Executive Vice President–
Logistics and Distribution



Mike Brown
Executive Vice President–
Store Operations

landscape is drastically different than it was three years ago, as many competitors have not survived this downturn. Our goal is to ensure we capture market share in an improving environment. We are enhancing our product and services offering on many fronts and are making investments like our new Project Specialist – Exteriors (PSE) position. This in-home selling position will help us more effectively compete in categories like roofing, siding, fencing and windows, whose characteristics lend themselves to an in-home consultative sales approach. On the commercial side, we've invested in our DCAS position designed to provide better outreach to and develop relationships with commercial customers in the markets we serve.

In the end, we feel we're well positioned to continue to gain share within the ever-evolving home improvement marketplace.

Lowe's has a rich history of community outreach. What are you doing to improve the communities in which you operate?

STONE: Customer service and community service are core commitments for Lowe's. Since 1946, we've worked hard to always be a good neighbor and make impactful contributions to the communities in which we operate. The Lowe's Charitable and Educational Foundation (LCEF) was created in 1957 to assist communities through financial contributions while also encouraging employees to become involved through volunteerism. In 2009, Lowe's and the Foundation supported more than 2,300 community and education projects in the United States and Canada through grants totaling more than $30 million. LCEF's primary focus centers on three areas: K-12 public education, safe and affordable housing, and community improvement. Our signature grant program, Lowe's Toolbox for Education®, best demonstrates our commitment to expanding educational opportunities. Since its inception five years ago, this program has contributed more than $20 million to more than 4,400 schools in the United States.

Additionally, through our Lowe's Heroes program, our employees volunteer thousands of hours each year to help improve the communities where they live and work. In 2009, Lowe's Heroes responded to community needs, such as renovating and landscaping three Atlanta-area Boys & Girls Clubs, volunteering from April to December to help open Hearts With A Mission Youth Shelter in Medford, Ore., and making critical repairs to the homes of 10 low-income families in Charlotte, N.C.

To learn more about our community involvement, I encourage you to visit our website *Lowes.com/socialresponsibility*.

The Pursuit of PROFITABLE *Growth*



Q & A with Bob Hull, Chief Financial Officer

How do you measure success?

In addition to our responsibilities related to compliance and stakeholder communications, the Finance team is focused on three things: improving profitability, generating free cash flow and returning capital to shareholders. These are our primary measures of success. We also work cross-functionally to ensure we have metrics in place to evaluate and measure the success of our initiatives. These initiatives include domestic store expansion, investments in existing stores, as well as strategic initiatives such as international expansion, additional CBC capabilities, appliance repair services and the Lowes.com platform to name a few.

During the soft sales environment, some have asked if Lowe's could have cut expenses deeper to drive better bottom-line results. What's your approach to expense management?

The answer depends on your measurement period. If the goal is to maximize the current quarter's results, then yes we probably could have reduced expenses further. However, overly focusing on today, especially during the "great recession," can have disastrous consequences for the future. We manage the business for the long term.

Ahead of any major initiative or expenditure, we discuss both the qualitative and quantitative intended outcomes and how they are going to be measured. While we are focused on efficiently managing our business today, we are also aware that the environment will improve and there is profitable market share to be had. This is why we added the DCAS and PSE positions in 2009. Mike Brown and I have frequent conversations regarding store payroll. We discuss labor efficiencies to find the right balance between expense control and effective customer service.

This environment has certainly had us asking more questions. We have a cross-functional Cost Reduction Committee to identify opportunities to reduce expenses across stores, distribution centers and the corporate office. In 2009, here are a few examples of cost reductions realized: store grounds keeping and landscaping, store parking lot seal coating and restriping, distribution center forklifts and batteries and systems hardware maintenance. This team's efforts have led to significant annual cost reductions. During the past three-and-a-half years, we've identified opportunities to reduce expenses that have allowed us to maintain reasonable profitability while continuing to deliver the great service customers have come to expect from Lowe's.

During the past couple of years, some retailers leveraged their balance sheets to repurchase shares. What's your philosophy regarding using your balance sheet to return more capital to shareholders?

One of my priorities is to ensure we have the financial flexibility to support our growth while effectively and efficiently driving shareholder returns. When we think about capital structure, we begin with our target debt rating. Thanks to prudent management, our balance sheet leverage remains low. We ended 2009 with $5 billion in total debt and a debt-to-equity ratio of 27 percent. Today, we manage to a strong single-A long-term debt rating, which has afforded us access to low-cost debt markets when needed, and our A1/P1 commercial paper rating has provided us financial flexibility.

We continue to evaluate appropriate financial leverage, but within this balanced framework, we repurchased 21.9 million shares for a total repurchase amount of $500 million during the fiscal year, and our Board of Directors approved a new $5 billion share repurchase authorization we expect to use over the next three years. Our long-term view contemplates our business generating free cash flow that will enable us to repurchase shares and return significant amounts of capital to shareholders.

As part of your goal of returning capital to shareholders, what's your dividend policy?

Lowe's has a rich history of paying dividends. We have declared a cash dividend each quarter since becoming a public company in 1961. In May 2009, we increased our quarterly dividend 5.9 percent to $0.09 per share and dividends declared in 2009 totaled $522 million. Our strong operating cash flows and reduced capital expenditure provided us the liquidity needed to increase the dividend in this challenging sales environment. While future dividends are payable at the discretion of our Board of Directors, we believe a dividend payout ratio of twenty-five percent to thirty-five percent is prudent. We expect to continue our long history of using dividend payments to return capital to shareholders.


Cash Dividends Per Share
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Thinking about the opportunities that lie ahead for Lowe's, what are your capital requirements for 2010?

As I mentioned earlier, we invested in our business during the downturn and we will continue to invest in our business as the economy stabilizes and eventually improves. Our 2010 outlook contemplates net cash provided by operating activities in the neighborhood of $4 billion. That amount will more than cover ongoing investments in our business as well as provide funds to return capital to shareholders.

So what are our investment priorities? Our 2010 capital budget is approximately $2.1 billion, inclusive of approximately $400 million of lease commitments, resulting in planned net cash outflow of $1.7 billion. Approximately 62 percent of planned net cash outflow is for store expansion. Our store expansion plans for 2010 consist of 40 to 45 new stores in markets that are underserved, with a focus on major metropolitan areas.

Other planned capital expenditures include investing in existing stores through resets, remerchandising and ongoing maintenance. Our store shopping experience is a competitive advantage. The average age of our store base is seven years, and to ensure our oldest stores are as fresh and inviting as a store opened last week, we'll invest about $350 million in our existing stores. Additionally, we're investing in our best-in-class distribution network and information technology infrastructure to enhance how we serve both current and future customer shopping patterns.

LOWE'S

2009 FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and capital resources during the three-year period ended January 29, 2010 (our fiscal years 2009, 2008 and 2007). Each of the fiscal years presented contains 52 weeks of operating results. Unless otherwise noted, all references herein for the years 2009, 2008 and 2007 represent the fiscal years ended January 29, 2010, January 30, 2009, and February 1, 2008, respectively. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report that have been prepared in accordance with accounting principles generally accepted in the United States of America. This discussion and analysis is presented in seven sections:

- Executive Overview
- Operations
- Lowe's Business Outlook
- Financial Condition, Liquidity and Capital Resources
- Off-Balance Sheet Arrangements
- Contractual Obligations and Commercial Commitments
- Critical Accounting Policies and Estimates

EXECUTIVE OVERVIEW

External Factors Impacting Our Business

The external pressures facing our industry continued in 2009, as the effects of declining home prices, rising unemployment and general economic uncertainty led to a reduction in consumer confidence and hesitancy among consumers to spend on discretionary projects. Unemployment increased from approximately 7.7% at the end of 2008 to 9.7% at the end of 2009, foreclosure rates increased over 20% compared to 2008, and home prices continued to decline, though at a slower pace. As a result, consumers have reordered their priorities and have become more deliberate in their spending decisions, as evidenced by the significant decline in the rate of consumer spending, and the increase in the savings rate to more than 4.0%. Consumers have also shifted to more Do-It-Yourself (DIY) projects; balancing the tradeoffs of convenience versus the cost. In many cases, consumers have reduced the scope of their projects or are trading down, while still looking for high quality. As the consumers' priorities have shifted, we are focused on understanding how they are making their spending decisions. Our surveys through secondary research indicate that the home is still very important to consumers and it is still most consumers' largest asset, even with the declines in home values they have suffered over recent years. And more importantly, the psychological attachment to the home and what it stands for remains strong.

Highlighting the impact of the current economic environment and consumer behavior on our business, comparable store sales declined 6.7% in 2009. While customer transactions were down slightly from the prior year, comparable store average ticket declined 5.7%, and tickets greater than $500 declined 11.3% during 2009.

During the second half of 2009, we saw some signs of improvement, specifically improving trends in comparable store sales, including improvements in larger ticket sales. This resulted in a 1.6% decline in comparable store sales for the fourth quarter of 2009, which was our best performance in over three years. During the quarter, we also saw significant sequential improvement in bigger ticket projects and above-average comparable store Installed and Special Order Sales. We view this as an encouraging sign regarding consumers' willingness to take on larger, more discretionary projects. Our most recent quarterly survey indicated that homeowners are less likely to delay major product purchases than in the recent past.

Business Strategy

Managing through the Economic Downturn

Our goal remains to drive profitable market share gains during these challenging times as the economy begins to recover. In order to do so, we continue to focus on customer service, effective management of working capital, and driving cost efficiencies. According to third-party estimates, we gained approximately 100 basis points of total store unit market share during calendar year 2009, and approximately 400 basis points during the downturn over the past four years. This is evidence of our commitment to customer service, compelling product offering, and our ability to capitalize on the evolving competitive landscape.

Customer service continues to be a primary focus for driving profitable sales and market share gains. Through the economic downturn as consumers continued to postpone larger discretionary projects, we have seen resurgence in the DIY trend with smaller repair and maintenance projects in such areas as outdoor and seasonal products, paint, hardware, electrical and plumbing repair. Since some homeowners have taken on their first DIY project in a few years, many are coming to Lowe's not only for products, but for information on how to successfully complete their home-improvement projects. Accordingly, we have added informational project boards in key departments in our stores, as well as how-to videos on Lowes.com, to provide customers information and tips needed to successfully complete these projects. In 2009, we also made changes to staffing plans and inventory levels to ensure we were well positioned to serve the DIY customer. In all sales environments, we remain committed to staffing our stores with knowledgeable employees to provide the service that our customers have come to expect. We know that leadership and great people are the foundation of our success. During 2009, the average tenure of a Lowe's store manager increased to more than eight years, providing an experienced and knowledgeable leadership base. We continue to refine and improve our "Customer Focused" program, which measures each store's performance relative to key components of customer satisfaction, including selling skills, Installed Sales, and check-out experience. Our customer service scores, measured by our quarterly Customer Focused process, have never been higher.

During the year, we planned our inventory purchases more conservatively across seasonal categories. We maintained a competitive assortment in Trim-a-Tree and experienced strong sell through, which resulted in fewer markdowns of these products. In tools, we purchased more core products to minimize markdowns. These efforts helped us to continue to increase margins and effectively manage our working capital during the downturn. As a result, we ended the year with 3.6% lower comparable store inventory compared to 2008.

In addition, during 2009, in light of the current economic cycle, we re-evaluated our future store expansion plans to ensure we were making the most effective use of our capital, which resulted in a reduction in the number of stores we expect to open in 2010, as well as the discontinuation of certain future store projects. The principles that drive our store-expansion plans include a focus on high-volume, metro-market opportunities, particularly in markets where we have minimal coverage, projects that minimize the effects of cannibalization, and projects that will allow us to maintain consistently strong returns on our new store capital investments.

For the past three years during the soft sales environment, we have made decisions to control expenses that have allowed us to maintain profitability while continuing to provide strong customer service. Our largest expense is payroll, and we plan store payroll hours proportionate to sales volumes and, even more specifically, to the sales volumes of individual departments within our stores. Our goal is to manage our payroll expense without sacrificing customer service. One of the efficiencies implemented in the fourth quarter is our Facility Service Associate position. This position will help ensure we maintain our shopping environment by having better execution of the general maintenance of our stores, including minor store repairs. In conjunction with this new position we identified the opportunity to centralize and consolidate our facilities service agreements across our footprint, which allowed us to get better pricing on these contracts. Lastly, we continue to focus our marketing efforts on advertising effectiveness. We have reduced spending on mass media as the Lowe's brand gained national awareness and market share, and increased more targeted advertising campaigns including Creative Ideas, internet search and direct mail. We continue to focus on our value messages combined with our Everyday Low Price strategy which continues to resonate well with customers. These measured steps helped us leverage our marketing expense as a percent of sales during 2009.

Preparing for Economic Recovery

While uncertainty remains, we are encouraged by the results we achieved in the fourth quarter of 2009 and believe that the worst of the economic cycle is likely behind us. We know that the path to economic recovery will occur at different times and at different rates across all the markets in which we compete. As a result, we have several initiatives underway to ensure we are best positioned to drive results and gain market share throughout the recovery.

Driven by our commitment to manage the business for the long term, during 2009 we added a Project Specialist-Exteriors position in 1,400 of our stores to capture a larger share of products like roofing, siding, fencing and windows, whose characteristics lend themselves to in-home selling. To continue to grow our Commercial Business Customer (CBC) sales, we also added a District Commercial Account Specialist program and launched a Lowe's Business Rewards card with American Express to help us better connect with, and become more relevant to, the larger commercial customer.

Improving customer service and inventory management have always been priorities, but have been especially critical during the economic downturn. Our multi-year Flexible Fulfillment initiative takes that one step further, and will enable us to better meet customers' needs by better leveraging our entire network's inventory. Once these systems are in place, it will allow the sale of product in any Lowe's location or Lowes.com to be fulfilled and delivered to the customers' homes from the most efficient location in the network. Our goal is to make this a seamless process for the customer and at the same time leverage the inventory that we have throughout our network.

Looking forward to 2010, we are positioning ourselves to capitalize as long-term economic conditions improve. However, we are also focused on shorter-term opportunities; including the U.S. Department of Energy approved ENERGY-STAR® qualified appliance incentive programs that are currently being offered to consumers by each U.S. state and territory through mid-2010. These rebates are being funded with $300 million from the American Recovery and Reinvestment Act of 2009. Under this program, eligible consumers can receive rebates to purchase new energy-efficient appliances when they replace used appliances. We have a cross functional team in place to ensure we have the best execution to be able to capitalize on any opportunities provided by the upcoming government programs.

OPERATIONS

The following tables set forth the percentage relationship to net sales of each line item of the consolidated statements of earnings, as well as the percentage change in dollar amounts from the prior year. This table should be read in conjunction with the following discussion and analysis and the consolidated financial statements, including the related notes to the consolidated financial statements.

	2009	2008	Basis Point Increase/ (Decrease) in Percentage of Net Sales from Prior Year 2009 vs. 2008	Percentage Increase/ (Decrease) in Dollar Amounts from Prior Year 2009 vs. 2008
Net sales	**100.00%**	**100.00%**	**N/A**	**(2.1)%**
Gross margin	**34.86**	**34.21**	**65**	**(0.2)**
Expenses:				
Selling, general and administrative	24.75	22.96	179	5.5
Store opening costs	0.10	0.21	(11)	(51.7)
Depreciation	3.42	3.19	23	4.9
Interest – net	0.61	0.58	3	2.4
Total expenses	**28.88**	**26.94**	**194**	**4.9**
Pre-tax earnings	**5.98**	**7.27**	**(129)**	**(19.4)**
Income tax provision	2.20	2.72	(52)	(20.5)
Net earnings	**3.78%**	**4.55%**	**(77)**	**(18.8)%**
EBIT margin[1]	**6.59%**	**7.85%**	**(126)**	**(17.8)%**

	2008	2007	Basis Point Increase/ (Decrease) in Percentage of Net Sales from Prior Year 2008 vs. 2007	Percentage Increase/ (Decrease) in Dollar Amounts from Prior Year 2008 vs. 2007
Net sales	**100.00%**	**100.00%**	**N/A**	**(0.1)%**
Gross margin	**34.21**	**34.64**	**(43)**	**(1.3)**
Expenses:				
Selling, general and administrative	22.96	21.78	118	5.3
Store opening costs	0.21	0.29	(8)	(27.5)
Depreciation	3.19	2.83	36	12.7
Interest – net	0.58	0.40	18	44.3
Total expenses	**26.94**	**25.30**	**164**	**6.4**
Pre-tax earnings	**7.27**	**9.34**	**(207)**	**(22.3)**
Income tax provision	2.72	3.52	(80)	(23.0)
Net earnings	**4.55%**	**5.82%**	**(127)**	**(21.8)%**
EBIT margin[1]	**7.85%**	**9.74%**	**(189)**	**(19.5)%**

Other Metrics	2009	2008	2007
Comparable store sales (decrease)[2]	(6.7)%	(7.2)%	(5.1)%
Total customer transactions (in millions)	766	740	720
Average ticket[3]	$61.66	$65.15	$67.05
At end of year:			
Number of stores	1,710	1,649	1,534
Sales floor square feet (in millions)	193	187	174
Average store size selling square feet (in thousands)[4]	113	113	113
Return on average assets[5]	5.3%	6.8%	9.5%
Return on average shareholders' equity[6]	9.5%	12.7%	17.7%

1 EBIT margin is defined as earnings before interest and taxes as a percentage of sales (operating margin).

2 A comparable store is defined as a store that has been open longer than 13 months. A store that is identified for relocation is no longer considered comparable one month prior to its relocation. The relocated store must then remain open longer than 13 months to be considered comparable.

3 Average ticket is defined as net sales divided by the total number of customer transactions.

4 Average store size selling square feet is defined as sales floor square feet divided by the number of stores open at the end of the period.

5 Return on average assets is defined as net earnings divided by average total assets for the last five quarters.

6 Return on average shareholders' equity is defined as net earnings divided by average shareholders' equity for the last five quarters.

2009 Compared to 2008

Net sales

Reflective of the continued challenging sales environment, net sales decreased 2.1% to $47.2 billion in 2009. Comparable store sales declined 6.7% in 2009 compared to a decline of 7.2% in 2008. Total customer transactions increased 3.4% compared to 2008, driven by our store expansion program. However, average ticket decreased 5.4% to $61.66, primarily as a result of fewer project sales. Comparable store customer transactions declined 1.0%, and comparable store average ticket declined 5.7% compared to 2008.

Customers continued to focus on routine maintenance and repairs instead of larger discretionary projects during 2009. We experienced solid sales performance in paint and nursery as a result of the continued willingness of homeowners to take on smaller DIY projects to maintain their homes and improve their outdoor space. The paint category had positive comparable store sales performance for each quarter during 2009. Appliances also performed better than our average comparable store sales change driven by attractive value and customers' willingness to invest in products that increase energy efficiency. However, certain of our other categories, including windows & walls, cabinets & countertops, and millwork, which are more discretionary in nature, experienced double-digit declines in comparable store sales for the year. We also experienced continued weakness in other categories, including rough electrical, lumber, and outdoor power equipment which also experienced double-digit declines in comparable store sales driven by comparisons to last year's hurricane-related spending.

Due to consumers' continued hesitancy to take on larger discretionary projects, we experienced higher than average declines within all specialty sales categories during 2009. Special Order Sales had a 15.8% decline in comparable store sales, due to weakness in cabinets & countertops, windows & walls, lighting and millwork. Comparable store Installed Sales declined 11.4% for 2009. However, both Special Order Sales and Installed Sales experienced sequential improvement in the third quarter of 2009, and positive comparable store sales in the fourth quarter of 2009, as the economic pressures lessened. Sales to Commercial Business Customers declined 9.1% in 2009 driven by continued project delays within the remodel and repair businesses.

From a geographic market perspective, we experienced continued pressure from the declining housing market, with the most pronounced declines in the Mid-Atlantic and Florida markets for the year. Many areas were impacted by several years of housing pressure as well as the financial markets. However, we have seen evidence of broad-based stabilization, as we experienced sequential improvement in comparable store sales for all 50 states from the third to the fourth quarter, and 26 states had positive comparable results in the fourth quarter. For 2009, the northeast and north-central markets performed above the Company average, and for the fourth quarter of 2009 these areas delivered positive comparable store sales results. As a result, we experienced a comparable store sales decline of 1.6% for the fourth quarter, compared to a decline of 6.7% for the year.

Gross margin

For 2009, gross margin of 34.86% represented a 65 basis point increase from 2008. Margin rate improvement contributed approximately 52 basis points of this increase, primarily driven by a moderating promotional environment and decreased seasonal markdowns. The seasonal living category experienced strong margin increases compared to the prior year driven by reduced markdowns as a result of rationalizing purchase levels earlier in the year. The flooring and lighting product categories also experienced strong improvement compared to the prior year driven by the more rational promotional environment and our decision to not repeat certain prior year promotions. In addition, margin was positively impacted by lower inventory shrink, which provided 12 basis points of leverage.

For the fourth quarter of 2009, gross margin of 34.95% represented a 122 basis point increase from the fourth quarter of 2008. In the fourth quarter of 2008, we experienced lower margin rates as a result of our efforts to clear seasonal inventory in our seasonal living and tools categories, as well as markdowns associated with our decision to exit wallpaper. In addition, there has been a more rational promotional environment in the current year, which positively impacted the seasonal living, windows & walls and lighting categories.

SG&A

The increase in SG&A as a percentage of sales from 2008 to 2009 was primarily driven by de-leverage of 61 basis points in store payroll. As sales per store declined, an increased number of stores met the base staffing hours threshold, which increased the proportion of fixed-to-total payroll. Although this created pressure on earnings, in the long-term it ensures that we maintain the high service levels that customers have come to expect from Lowe's, and will ensure we have a knowledgeable and engaged team in position as consumer demand stabilizes. We also experienced de-leverage of approximately 40 basis points in bonus expense attributable to higher achievement against performance targets in the current year. As a result of current year performance and continued expansion rationalization, we experienced 20 basis points of de-leverage associated with the write-off of new store projects that we are no longer pursuing and long-lived asset impairment charges. Employee insurance costs also de-leveraged 18 basis points as a result of rising health care expenses, higher enrollment and higher administrative costs. In the current year, credit programs de-leveraged 16 basis points due to increases in aged losses and bankruptcies as a result of higher unemployment and credit market tightening. Additionally, we experienced de-leverage of approximately 16 basis points in fixed expenses such as property taxes, utilities and rent during the year as a result of sales declines. For the fourth quarter of 2009, SG&A deleveraged 103 basis points as compared to the fourth quarter of 2008. The de-leverage was primarily attributable to the same factors that contributed to the de-leverage in SG&A for the full year.

Store opening costs

Store opening costs, which include payroll and supply costs incurred prior to store opening as well as grand opening advertising costs, totaled $49 million in 2009, compared to $102 million in 2008. These costs are associated with the opening of 62 stores in 2009, as compared with the opening of 115 stores in 2008. Store opening costs for stores opened during both 2009 and 2008 averaged approximately $0.8 million per store. Because store opening costs are expensed as incurred, the timing of expense recognition fluctuates based on the timing of store openings.

Depreciation

Depreciation de-leveraged 23 basis points as a percentage of sales in 2009. This de-leverage was driven by the comparable store sales declines and the addition of 62 new stores in 2009. Property, less accumulated depreciation, decreased to $22.5 billion at January 29, 2010, compared to $22.7 billion at January 30, 2009. At January 29, 2010, and January 30, 2009, we owned 88% of our stores which included stores on leased land.

Interest

Net interest expense is comprised of the following:

(In millions)	2009	2008
Interest expense, net of amount capitalized	$300	$314
Amortization of original issue discount and loan costs	4	6
Interest income	(17)	(40)
Interest – net	**$287**	**$280**

Net interest expense increased primarily as a result of the lower interest income due to lower interest rates and lower capitalized interest associated with fewer stores under construction, partially offset by lower interest associated with favorable tax settlements during the year.

Income tax provision

Our effective income tax rate was 36.9% in 2009 versus 37.4% in 2008. The decrease in the effective tax rate was primarily due to favorable state tax settlements.

2008 Compared to 2007

Net sales

Reflective of the challenging sales environment, net sales decreased 0.1% to $48.2 billion in 2008. Comparable store sales declined 7.2% in 2008 compared to a decline of 5.1% in 2007. Total customer transactions increased 2.8% compared to 2007, driven by our store expansion program. However, average ticket decreased 2.8% to $65.15, as a result of fewer project sales. Comparable store customer transactions declined 4.1%, and comparable store average ticket declined 3.1% compared to 2007.

The sales weakness we experienced was most pronounced in larger discretionary projects and was the result of dramatic reductions in consumer spending. Certain of our project categories, including cabinets & countertops and millwork, had double-digit declines in comparable store sales for 2008. These two project categories together with flooring were approximately 17% of our total sales in 2008. This is comparable to 2002 levels, after having peaked at nearly 18.5% in 2006. We also experienced continued weakness in certain of our style categories, such as fashion plumbing, lighting and windows & walls. These product categories are also typically more discretionary in nature and delivered double-digit declines in comparable store sales for the year.

Due to consumers' hesitancy to take on larger discretionary projects, we experienced mixed results within Specialty Sales during the year. Special Order Sales delivered a 9.5% decline in comparable store sales, due to continued weakness in cabinets & countertops, fashion plumbing, lighting and millwork. Installed Sales performed above our average comparable store sales change with a decline of 6.0% for 2008. However, we experienced low double-digit declines in comparable store sales in the third and fourth quarters of 2008 as the economic environment worsened. Commercial Business Customer sales continued to deliver above-average comparable store sales throughout this industry downturn as a result of our targeted efforts to focus on the professional tradesperson, property maintenance professional and the repair/remodeler.

We experienced solid sales performance due to increased demand for hurricane-related products, which helped drive a comparable store sales increase in building materials and above-average comparable store sales changes in outdoor power equipment and hardware. Favorable comparisons due to 2007's drought conditions contributed to above-average comparable store sales changes in our lawn & landscape products and nursery categories. The continued willingness of homeowners to take on smaller projects to improve their outdoor space and maintain their homes also contributed to the above-average comparable store sales change in our nursery category, as well as in paint and home environment. Other categories that performed above our average comparable store sales change included appliances and rough plumbing, while flooring and seasonal living performed at approximately the overall corporate average.

From a geographic market perspective, we experienced a wide range of comparable store sales performance during the first three quarters of 2008. Markets in the Western U.S. and Florida, which include some of the markets most pressured by the declining housing market, experienced double-digit declines in comparable store sales during each of the first three quarters of the year. Contrasting those markets we saw solid sales results in our markets in Texas, Oklahoma, certain areas of the Northeast and parts of the upper Midwest and Ohio Valley during the same period. However, in the fourth quarter of 2008, the economic pressures on consumers intensified as unemployment swelled, resulting in a further decline in consumer confidence and consumer spending. This impacted all of our geographic markets, and resulted in a comparable store sales decline of 9.9% for the fourth quarter, compared to a decline of 7.2% for the year.

Gross margin

For 2008, gross margin of 34.21% represented a 43-basis-point decrease from 2007. This decrease was primarily driven by carpet installation and other promotions, which negatively impacted gross margin by approximately 21 basis points. We also saw a decline of approximately 14 basis points due to higher fuel prices during the first half of the year and de-leverage in distribution fixed costs. Additionally, markdowns associated with our decision to exit wallpaper reduced gross margin by approximately three basis points. The de-leverage from these factors was partially offset by a positive impact of approximately 12 basis points from lower inventory shrink and approximately four basis points attributable to the mix of products sold.

SG&A

The increase in SG&A as a percentage of sales from 2007 to 2008 was primarily driven by de-leverage of 70 basis points in store payroll. As sales per store declined, additional stores met the base staffing hours threshold, which increased the proportion of fixed-to-total payroll. Although this created short-term pressure on earnings, in the long-term it ensured that we maintained the high service levels that customers have come to expect from Lowe's. The resulting de-leverage in store payroll was partially offset by leverage of 31 basis points of in-store service expense, due to the shifting of certain tasks from third-party, in-store service groups to store employees. The offsetting impact of these two factors resulted in net de-leverage of 39 basis points. We experienced de-leverage of approximately 21 basis points in fixed expenses such as property taxes, utilities and rent during the year as a result of softer sales. Additionally, we experienced 11 basis points of de-leverage associated with the write-off of new store projects that we are no longer pursuing and a long-lived asset impairment charge for open stores. We also experienced de-leverage of approximately nine basis points in bonus expense attributable to higher achievement against performance targets in 2008, and de-leverage of seven basis points in retirement plan expenses due to changes in the 401(k) Plan that increased our matching contribution relative to the prior year.

Store opening costs

Store opening costs, which include payroll and supply costs incurred prior to store opening as well as grand opening advertising costs, totaled $102 million in 2008, compared to $141 million in 2007. These costs are associated with the opening of 115 stores in 2008, as compared with the opening of 153 stores in 2007 (149 new and four relocated). Store opening costs for stores opened during the year averaged approximately $0.8 million and $0.9 million per store in 2008 and 2007, respectively. Because store opening costs are expensed as incurred, the timing of expense recognition fluctuates based on the timing of store openings.

Depreciation

Depreciation de-leveraged 36 basis points as a percentage of sales in 2008. This de-leverage was driven by the addition of 115 new stores in 2008 and the comparable store sales decline. Property, less accumulated depreciation, increased to $22.7 billion at January 30, 2009, compared to $21.4 billion at February 1, 2008. At January 30, 2009, we owned 88% of our stores, compared to 87% at February 1, 2008, which includes stores on leased land.

Interest

Net interest expense is comprised of the following:

(In millions)	2008	2007
Interest expense, net of amount capitalized	$314	$230
Amortization of original issue discount and loan costs	6	9
Interest income	(40)	(45)
Interest - net	**$280**	**$194**

Interest expense increased primarily as a result of the September 2007 $1.3 billion debt issuance and lower capitalized interest associated with fewer stores under construction.

Income tax provision

Our effective tax rate was 37.4% in 2008 versus 37.7% in 2007. The decrease in the effective tax rate was due to an increase in federal and state tax credits as a percentage of taxable income in 2008 versus the prior year.

LOWE'S BUSINESS OUTLOOK

As of February 22, 2010, the date of our fourth quarter 2009 earnings release, we expected to open 40 to 45 stores during 2010, resulting in total square footage growth of approximately 2%. We expected total sales in 2010 to increase 4% to 6% and comparable store sales to increase 1% to 3%. Earnings before interest and taxes as a percentage of sales (operating margin) was expected to increase 40 to 50 basis points. Depreciation expense was expected to be approximately $1.62 billion. Diluted earnings per share of $1.30 to $1.42 were expected for the year ending January 28, 2011. While we expect to make share repurchases during 2010, our outlook for 2010 does not assume any share repurchases.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash flows from operating activities continued to provide the primary source of our liquidity. The decrease in net cash flows provided by operating activities for 2009 versus 2008 was primarily driven by lower net earnings, partially offset by working capital improvements. The decrease in net cash used in investing activities for 2009 versus 2008 was driven by a 45% decline in property acquired due to a reduction in our store expansion program. The increase in cash used in financing activities for 2009 versus 2008 was attributable to approximately $1.0 billion of net repayment activity in 2009 related to short-term borrowings and $500 million in share repurchases under our share repurchase program in 2009, partially offset by the redemption in June 2008 of our convertible notes.

Sources of Liquidity

In addition to our cash flows from operations, liquidity is provided by our short-term borrowing facilities. We have a $1.75 billion senior credit facility that expires in June 2012. The senior credit facility supports our commercial paper and revolving credit programs. The senior credit facility has a $500 million letter of credit sublimit.

Amounts outstanding under letters of credit reduce the amount available for borrowing under the senior credit facility. Borrowings made are unsecured and are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio, as defined by the senior credit facility. We were in compliance with those covenants at January 29, 2010. Nineteen banking institutions are participating in the senior credit facility. As of January 29, 2010, there were no outstanding borrowings or letters of credit outstanding under the senior credit facility and no outstanding borrowings under the commercial paper program.

We have a Canadian dollar (C$) denominated credit facility in the amount of C$50 million that provides revolving credit support for our Canadian operations. This uncommitted credit facility provides us with the ability to make unsecured borrowings which are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the credit facility. As of January 29, 2010, there were no borrowings outstanding under this credit facility.

Our debt ratings at January 29, 2010, were as follows:

Current Debt Ratings	S&P	Moody's	Fitch
Commercial Paper	A1	P1	F1
Senior Debt	A+	A1	A+
Outlook	**Negative**	**Stable**	**Negative**

On March 25, 2010, Fitch affirmed our commercial paper rating at F1, affirmed our senior debt rating at A+ and changed our outlook from negative to stable.

We believe that net cash provided by operating and financing activities will be adequate for our expansion plans and for our other operating requirements over the next 12 months. The availability of funds through the issuance of commercial paper or new debt or the borrowing cost of these funds could be adversely affected due to a debt rating downgrade, which we do not expect, or a deterioration of certain financial ratios. There are no provisions in any agreements that would require early cash settlement of existing debt or leases as a result of a downgrade in our debt rating or a decrease in our stock price.

Cash Requirements

Capital expenditures

Our 2010 capital budget is approximately $2.1 billion, inclusive of approximately $400 million of lease commitments, resulting in a planned net cash outflow of $1.7 billion. Approximately 62% of the planned net cash outflow is for store expansion and approximately 21% is for investment in our existing stores through resets and remerchandising. Our store expansion plans for 2010 consist of 40 to 45 new stores and are expected to increase sales floor square footage by approximately 2%. Approximately 93% of the 2010 projects will be owned, of which 43% will be ground-leased. Other planned capital expenditures include investing in our distribution and corporate infrastructure, including enhancements in information technology.

During 2009, we entered into a joint venture agreement with Australian retailer Woolworths Limited to develop a chain of home improvement stores in Australia. We expect to contribute approximately $100 million per year over four years to the joint venture, of which we are a one-third owner.

At January 29, 2010, we owned and operated 14 regional distribution centers. At January 29, 2010, we also operated 15 flatbed distribution centers for the handling of lumber, building materials and other long-length items. We are confident that our current distribution network has the capacity to ensure that our stores remain in stock and that customer demand is met.

Debt and capital

The $500 million 8.25% Notes due June 1, 2010 will be repaid with net cash provided by operating and financing activities.

Dividends declared during 2009 totaled $522 million. The decline in cash dividend payments from $491 million in 2008 to $391 million in 2009 was primarily due to a shift in the timing of dividend payments for dividends declared in the fourth quarter of 2009. Dividends declared in the fourth quarter of 2009 were paid in 2010 and totaled $131 million.

Our share repurchase program is implemented through purchases made from time to time either in the open market or through private transactions. Shares purchased under the share repurchase program are retired and returned to authorized and unissued status. Authorization available for share repurchases under the program during 2009 expired as of January 29, 2010. However, on January 29, 2010, the Board of Directors authorized an additional $5 billion in share repurchases with no expiration. We expect to utilize the $5 billion authorization over the next three years.

The ratio of debt to equity plus debt was 21.0% and 25.1% as of January 29, 2010, and January 30, 2009, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

Other than in connection with executing operating leases, we do not have any off-balance sheet financing that has, or is reasonably likely to have, a material, current or future effect on our financial condition, cash flows, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes our significant contractual obligations and commercial commitments:

		Payments Due by Period			
Contractual Obligations (In millions)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt (principal and interest amounts, excluding discount)	$ 8,974	$ 791	$1,057	$ 445	$ 6,681
Capitalized lease obligations[1]	587	66	131	124	266
Operating leases[1]	6,164	409	815	787	4,153
Purchase obligations[2]	673	418	193	60	2
Total contractual obligations	$16,398	$1,684	$2,196	$1,416	$11,102

		Amount of Commitment Expiration by Period			
Commercial Commitments (In millions)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Letters of credit[3]	$327	$324	$ 3	$ –	$ –
Surety bonds[4]	$286	$276	$10	$ –	$ –

1 Amounts do not include taxes, common area maintenance, insurance or contingent rent because these amounts have historically been insignificant.

2 Represents commitments related to certain marketing and information technology programs, purchases of merchandise inventory and construction of buildings.

3 Letters of credit are issued for the purchase of import merchandise inventories, real estate and construction contracts, and insurance programs.

4 Surety bonds are issued primarily to secure payment of workers' compensation liability claims in states where we are self-insured.

At January 29, 2010, approximately $9 million of the reserve for uncertain tax positions (including penalties and interest) was classified as a current liability and $160 million was classified as a non-current liability. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months, due to uncertainties in the timing of the effective settlement of tax positions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements and notes to consolidated financial statements presented in this annual report requires us to make estimates that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe that the following accounting policies affect the most significant estimates and management judgments used in preparing the consolidated financial statements.

Merchandise Inventory

Description

We record an obsolete inventory reserve for the anticipated loss associated with selling inventories below cost. This reserve is based on our current knowledge with respect to inventory levels, sales trends and historical experience. During 2009, our reserve decreased approximately $9 million to $49 million as of January 29, 2010.

We also record an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrinkage results from previous physical inventories. During 2009, the inventory shrinkage reserve increased approximately $9 million to $138 million as of January 29, 2010.

In addition, we receive funds from vendors in the normal course of business, principally as a result of purchase volumes, sales, early payments or promotions of vendors' products, which generally do not represent the reimbursement of specific, incremental and identifiable costs that we incurred to sell the vendor's product. We treat these funds as a reduction in the cost of inventory as the amounts are accrued, and recognize these funds as a reduction of cost of sales when the inventory is sold.

Judgments and uncertainties involved in the estimate

We do not believe that our merchandise inventories are subject to significant risk of obsolescence in the near term, and we have the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns or a deterioration in product quality could result in the need for additional reserves. Likewise, changes in the estimated shrink reserve may be necessary, based on the timing and results of physical inventories. We also apply judgment in the determination of levels of non-productive inventory and assumptions about net realizable value.

For vendor funds, we develop accrual rates based on the provisions of the agreements in place. Due to the complexity and diversity of the individual vendor agreements, we perform analyses and review historical purchase trends and volumes throughout the year, adjust accrual rates as appropriate and confirm actual amounts with select vendors to ensure the amounts earned are appropriately recorded. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Effect if actual results differ from assumptions

We have not made any material changes in the methodology used to establish our inventory valuation or the related reserves for obsolete inventory or inventory shrinkage during the past three years. We believe that we have sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves. However, it is possible that actual results could differ from recorded reserves. A 10% change in the amount of products considered obsolete and, therefore, included in the calculation of our obsolete inventory reserve would have affected net earnings by approximately $3 million for 2009. A 10% change in the estimated shrinkage rate included in the calculation of our inventory shrinkage reserve would have affected net earnings by approximately $9 million for 2009.

We have not made any material changes in the methodology used to recognize vendor funds during the past three years. If actual results are not consistent with the assumptions and estimates used, we could be exposed to additional adjustments that could positively or negatively impact gross margin and inventory. However, substantially all receivables associated with these activities do not require subjective long-term estimates because they are collected within the following year. Adjustments to gross margin and inventory in the following year have historically not been material.

Long-Lived Asset Impairment – Operating Stores

Description

At January 29, 2010, $19.2 billion of our long-lived assets were associated with stores currently in operation. We review the carrying amounts of operating stores whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. When evaluating operating stores for impairment, our asset group is at an individual store level, as that is the lowest level for which cash flows are identifiable. Cash flows for individual operating stores do not include an allocation of corporate overhead.

We evaluate operating stores on a quarterly basis to determine when store assets may not be recoverable. Our primary indicator that operating store assets may not be recoverable is consistently negative cash flow for a 12 month period for those stores that have been open in the same location for a sufficient period of time to allow for meaningful analysis of ongoing operating results. Management also monitors other factors when evaluating operating stores for impairment, including individual stores' execution of their operating plans and local market conditions, including incursion, which is the opening of either other Lowe's stores or direct competitors' stores within the same market.

For operating stores, a potential impairment has occurred if projected future undiscounted cash flows expected to result from the use and eventual disposition of the store assets are less than the carrying amount of the assets. When determining the stream of projected future cash flows associated with an individual operating store, management makes assumptions, incorporating local market conditions, about key store variables including sales growth rates, gross margin and controllable expenses, such as store payroll and occupancy expense.

An impairment loss is recognized when the carrying amount of the operating store is not recoverable and exceeds its fair value. We generally use an income approach to determine the fair value of our individual operating stores, which requires discounting projected future cash flows. This involves making assumptions regarding both a store's future cash flows, as described above, and an appropriate discount rate to determine the present value of those future cash flows. We discount our cash flow estimates at a rate commensurate with the risk that selected market participants would assign to the cash flows. The selected market participants represent a group of other retailers with a store footprint similar in size to ours.

We recorded operating store impairment losses of $53 million during 2009 compared to $16 million during 2008.

Judgments and uncertainties involved in the estimate

Our impairment loss calculations require us to apply judgment in estimating expected future cash flows, including estimated sales, margin and controllable expenses and assumptions about market performance. We also apply judgment in estimating asset fair values, including the selection of an appropriate discount rate.

Effect if actual results differ from assumptions

We have not made any material changes in the methodology used to estimate the future cash flows of operating stores during the past three years. If the actual results of our operating stores are not consistent with the assumptions and judgments we have made in estimating future cash flows and determining asset fair values, our actual impairment losses could vary positively or negatively from our estimated impairment losses. A 10% reduction in projected sales used to estimate future cash flows at the time that the operating stores were evaluated for impairment would have increased recognized impairment losses by $31 million. A 10% increase in projected sales used to estimate future cash flows at the time that the operating stores were evaluated for impairment would have reduced recognized impairment losses by $3 million. We analyzed other assumptions made in estimating the future cash flows of the operating stores evaluated for impairment, but the sensitivity of those assumptions was not significant to the estimates.

Self-Insurance

Description

We are self-insured for certain losses relating to workers' compensation, automobile, property, general and product liability, extended warranty, and certain medical and dental claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon our estimates of the discounted ultimate cost for self-insured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. During 2009, our self-insurance liability increased approximately $41 million to $792 million as of January 29, 2010.

Judgments and uncertainties involved in the estimate

These estimates are subject to changes in the regulatory environment; utilized discount rate; projected exposures including payroll, sales, and vehicle units; as well as the frequency, lag and severity of claims.

Effect if actual results differ from assumptions

We have not made any material changes in the methodology used to establish our self-insurance liability during the past three years. Although we believe that we have the ability to reasonably estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities. A 10% change in our self-insurance liability would have affected net earnings by approximately $50 million for 2009. A 100 basis point change in our discount rate would have affected net earnings by approximately $14 million for 2009.

Revenue Recognition

Description

See Note 1 to the consolidated financial statements for a discussion of our revenue recognition policies. The following accounting estimates relating to revenue recognition require management to make assumptions and apply judgment regarding the effects of future events that cannot be determined with certainty.

We sell separately-priced extended warranty contracts under a Lowe's-branded program for which we are ultimately self-insured. We recognize revenues from extended warranty sales on a straight-line basis over the respective contract term due to a lack of sufficient historical evidence indicating that costs of performing services under the contracts are incurred on other than a straight-line basis. Extended warranty contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer's warranty, as applicable. We consistently group and evaluate extended warranty contracts based on the characteristics of the underlying products and the coverage provided in order to monitor for expected losses. A loss would be recognized if the expected costs of performing services under the contracts exceeded the amount of unamortized acquisition costs and related deferred revenue associated with the contracts. Deferred revenues associated with the extended warranty contracts increased $70 million to $549 million as of January 29, 2010.

We defer revenue and cost of sales associated with transactions for which customers have not yet taken possession of merchandise or for which installation has not yet been completed. Revenue is deferred based on the actual amounts received. We use historical gross margin rates to estimate the adjustment to cost of sales for these transactions. During 2009, deferred revenues associated with these transactions increased $26 million to $354 million as of January 29, 2010.

Judgments and uncertainties involved in the estimate

For extended warranties, there is judgment inherent in our evaluation of expected losses as a result of our methodology for grouping and evaluating extended warranty contracts and from the actuarial determination of the estimated cost of the contracts. There is also judgment inherent in our determination of the recognition pattern of costs of performing services under these contracts.

For the deferral of revenue and cost of sales associated with transactions for which customers have not yet taken possession of merchandise or for which installation has not yet been completed, there is judgment inherent in our estimates of gross margin rates.

Effect if actual results differ from assumptions

We have not made any material changes in the methodology used to recognize revenue on our extended warranty contracts during the past three years. We currently do not anticipate incurring any losses on our extended warranty contracts. Although we believe that we have the ability to adequately monitor and estimate expected losses under the extended warranty contracts, it is possible that actual results could differ from our estimates. In addition, if future evidence indicates that the costs of performing services under these contracts are incurred on other than a straight-line basis, the timing of revenue recognition under these contracts could change. A 10% change in the amount of revenue recognized in 2009 under these contracts would have affected net earnings by approximately $9 million.

We have not made any material changes in the methodology used to reverse net sales and cost of sales related to amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed. We believe we have sufficient current and historical knowledge to record reasonable estimates related to the impact to cost of sales for these transactions. However, if actual results are not consistent with our estimates or assumptions, we may incur additional income or expense. A 10% change in the estimate of the gross margin rates applied to these transactions would have affected net earnings by approximately $6 million in 2009.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In addition to the risks inherent in our operations, we are exposed to certain market risks, including changes in interest rates, commodity prices and foreign currency exchange rates.

Interest Rate Risk

Fluctuations in interest rates do not have a material impact on our financial condition and results of operations because our long-term debt is carried at amortized cost and primarily consists of fixed rate instruments. Therefore providing quantitative information about interest rate risk is not meaningful for financial instruments.

Commodity Price Risk

We purchase certain commodity products that are subject to price volatility caused by factors beyond our control. We believe that the price volatility of these products is mitigated by our selling prices and through fixed-price supply agreements with vendors. The selling prices of these commodity products are influenced, in part, by the market price we pay, which is determined by industry supply and demand.

Foreign Currency Exchange Rate Risk

Although we have international operating entities, our exposure to foreign currency exchange rate fluctuations is not material to our financial condition and results of operations.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

We speak throughout this Annual Report in forward-looking statements about our future, particularly in the "Letter to Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The words "believe," "expect," "will," "should," and other similar expressions are intended to identify those forward-looking statements. While we believe our expectations are reasonable, they are not guarantees of future performance. Our actual results could differ substantially from our expectations because, for example:

- Our sales are dependent upon the health and stability of the general economy, which we believe is recovering slowly from a prolonged period of recession that was made worse by the severe accompanying financial/credit crisis. Continued high rates of unemployment, the psychological effect of falling home prices, reduced access to credit and reduced consumer confidence have combined to lead to sharply reduced consumer spending, particularly on many of the discretionary, bigger-ticket products we sell. In addition, changes in the level of repairs, remodeling and additions to existing homes, changes in commercial building activity, and the availability and cost of mortgage financing can impact our business.
- Major weather-related events and unseasonable weather may negatively impact our sales particularly of seasonal merchandise. Prolonged and widespread drought conditions could, for example, hurt our sales of lawn and garden and related products.
- Our expansion strategy is impacted by economic conditions, environmental regulations, local zoning issues, availability and development of land, and more stringent land-use regulations. Furthermore, our ability to secure a highly qualified workforce is an important element to the success of our expansion strategy.
- Our business is highly competitive, and, as we build an increasing percentage of our new stores in larger markets and utilize new sales channels such as the internet, we may face new and additional forms of competition. Promotional pricing and competitor liquidation activities during challenging economic periods such as we are continuing to experience may increase competition and adversely affect our business.
- The ability to continue our everyday low pricing strategy and provide the products that customers want depends on our vendors providing a reliable supply of products at competitive prices and our ability to effectively manage our inventory. As an increasing number of the products we sell are imported, any restrictions or limitations on importation of such products, political or financial instability in some of the countries from which we import them, or a failure to comply with laws and regulations of those countries from which we import them could interrupt our supply of imported inventory. The current global recession from which we are beginning to recover and credit crisis that continues to some extent have adversely affected the operations and financial stability of some of our vendors by reducing their sales and restricting their access to capital.
- Our goal of increasing our market share and our commitment to keeping our prices low requires us to make substantial investments in new technology and processes whose benefits could take longer than expected to be realized and which could be difficult to implement and integrate.
- Changes in existing or new laws and regulations that affect employment/labor, trade, product safety, transportation/logistics, energy costs, health care, tax or environmental issues, could have an adverse impact, directly or indirectly, on our financial condition and results of operations.

For more information about these and other risks and uncertainties that we are exposed to, you should read the "Risk Factors" included in our Annual Report on Form 10-K to the United States Securities and Exchange Commission. All forward-looking statements in this report speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section and in the "Risk Factors" included in our Annual Report on Form 10-K. We do not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Lowe's Companies, Inc. and its subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting (Internal Control) as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our Internal Control was designed to provide reasonable assurance to our management and the Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial reporting and financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness may vary over time.

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our Internal Control as of January 29, 2010. In evaluating our Internal Control, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control–Integrated Framework*. Based on our management's assessment, we have concluded that, as of January 29, 2010, our Internal Control is effective.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements contained in this report, was engaged to audit our Internal Control. Their report appears on page 29.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Lowe's Companies, Inc.
Mooresville, North Carolina

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries (the "Company") as of January 29, 2010 and January 30, 2009, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 29, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 29, 2010 and January 30, 2009, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 29, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 29, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Charlotte, North Carolina
March 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Lowe's Companies, Inc.
Mooresville, North Carolina

We have audited the internal control over financial reporting of Lowe's Companies, Inc. and subsidiaries (the "Company") as of January 29, 2010, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2010, based on the criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the fiscal year ended January 29, 2010 of the Company and our report dated March 30, 2010 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Charlotte, North Carolina
March 30, 2010

Lowe's Companies, Inc.

CONSOLIDATED STATEMENTS OF EARNINGS

(In millions, except per share and percentage data) Fiscal years ended on	January 29, 2010	% Sales	January 30, 2009	% Sales	February 1, 2008	% Sales
Net sales	**$ 47,220**	**100.00%**	**$ 48,230**	**100.00%**	**$ 48,283**	**100.00%**
Cost of sales	30,757	65.14	31,729	65.79	31,556	65.36
Gross margin	**16,463**	**34.86**	**16,501**	**34.21**	**16,727**	**34.64**
Expenses:						
Selling, general and administrative	11,688	24.75	11,074	22.96	10,515	21.78
Store opening costs	49	0.10	102	0.21	141	0.29
Depreciation	1,614	3.42	1,539	3.19	1,366	2.83
Interest – net	287	0.61	280	0.58	194	0.40
Total expenses	**13,638**	**28.88**	**12,995**	**26.94**	**12,216**	**25.30**
Pre-tax earnings	**2,825**	**5.98**	**3,506**	**7.27**	**4,511**	**9.34**
Income tax provision	1,042	2.20	1,311	2.72	1,702	3.52
Net earnings	**$ 1,783**	**3.78%**	**$ 2,195**	**4.55%**	**$ 2,809**	**5.82%**
Basic earnings per common share	**$ 1.21**		**$ 1.50**		**$ 1.89**	
Diluted earnings per common share	**$ 1.21**		**$ 1.49**		**$ 1.86**	
Cash dividends per share	**$ 0.355**		**$ 0.335**		**$ 0.290**	

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.

CONSOLIDATED BALANCE SHEETS

(In millions, except par value and percentage data)	January 29, 2010	% Total	January 30, 2009	% Total
Assets				
Current assets:				
Cash and cash equivalents	$ 632	1.9%	$ 245	0.8%
Short-term investments	425	1.3	416	1.3
Merchandise inventory – net	8,249	25.0	8,209	25.2
Deferred income taxes – net	208	0.6	105	0.3
Other current assets	218	0.7	215	0.6
Total current assets	**9,732**	**29.5**	**9,190**	**28.2**
Property, less accumulated depreciation	22,499	68.2	22,722	69.6
Long-term investments	277	0.8	253	0.8
Other assets	497	1.5	460	1.4
Total assets	**$ 33,005**	**100.0%**	**$ 32,625**	**100.0%**
Liabilities and Shareholders' Equity				
Current liabilities:				
Short-term borrowings	$ –	–%	$ 987	3.0%
Current maturities of long-term debt	552	1.7	34	0.1
Accounts payable	4,287	13.0	4,109	12.6
Accrued compensation and employee benefits	577	1.7	434	1.3
Deferred revenue	683	2.1	674	2.1
Other current liabilities	1,256	3.8	1,322	4.1
Total current liabilities	**7,355**	**22.3**	**7,560**	**23.2**
Long-term debt, excluding current maturities	4,528	13.7	5,039	15.4
Deferred income taxes – net	598	1.8	599	1.8
Other liabilities	1,455	4.4	1,372	4.3
Total liabilities	**13,936**	**42.2**	**14,570**	**44.7**
Commitments and contingencies				
Shareholders' equity:				
Preferred stock – $5 par value, none issued	–	–	–	–
Common stock – $.50 par value;				
Shares issued and outstanding				
January 29, 2010 1,459				
January 30, 2009 1,470	729	2.2	735	2.2
Capital in excess of par value	6	–	277	0.8
Retained earnings	18,307	55.5	17,049	52.3
Accumulated other comprehensive income (loss)	27	0.1	(6)	–
Total shareholders' equity	**19,069**	**57.8**	**18,055**	**55.3**
Total liabilities and shareholders' equity	**$ 33,005**	**100.0%**	**$ 32,625**	**100.0%**

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In millions)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance February 2, 2007	**1,525**	**$762**	**$ 102**	**$14,860**	**$ 1**	**$15,725**
Cumulative effect adjustment				(8)		(8)
Comprehensive income:						
Net earnings				2,809		
Foreign currency translation					7	
Total comprehensive income						2,816
Tax effect of non-qualified stock options exercised and restricted stock vested			12			12
Cash dividends declared				(428)		(428)
Share-based payment expense			99			99
Repurchase of common stock	(76)	(38)	(349)	(1,888)		(2,275)
Conversion of debt to common stock	1	–	13			13
Employee stock options exercised and restricted stock issued	5	3	61			64
Employee stock purchase plan	3	2	78			80
Balance February 1, 2008	**1,458**	**$729**	**$ 16**	**$15,345**	**$ 8**	**$16,098**
Comprehensive income:						
Net earnings				2,195		
Foreign currency translation					(13)	
Net unrealized investment losses					(1)	
Total comprehensive income						2,181
Tax effect of non-qualified stock options exercised and restricted stock vested			5			5
Cash dividends declared				(491)		(491)
Share-based payment expense			95			95
Repurchase of common stock	–	–	(8)			(8)
Conversion of debt to common stock	–	–	1			1
Employee stock options exercised and restricted stock issued	8	4	94			98
Employee stock purchase plan	4	2	74			76
Balance January 30, 2009	**1,470**	**$735**	**$ 277**	**$17,049**	**$ (6)**	**$18,055**
Comprehensive income:						
Net earnings				1,783		
Foreign currency translation					32	
Net unrealized investment gains					1	
Total comprehensive income						1,816
Tax effect of non-qualified stock options exercised and restricted stock vested			(6)			(6)
Cash dividends declared				(522)		(522)
Share-based payment expense			102			102
Repurchase of common stock	(22)	(11)	(490)	(3)		(504)
Employee stock options exercised and restricted stock issued	7	3	50			53
Employee stock purchase plan	4	2	73			75
Balance January 29, 2010	**1,459**	**$729**	**$ 6**	**$18,307**	**$ 27**	**$19,069**

See accompanying notes to consolidated financial statements.

Lowe's Companies, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions) Fiscal years ended on	January 29, 2010	January 30, 2009	February 1, 2008
Cash flows from operating activities:			
Net earnings	$ 1,783	$ 2,195	$ 2,809
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	1,733	1,667	1,464
Deferred income taxes	(123)	69	2
Loss on property and other assets – net	193	89	51
Loss on redemption of long-term debt	–	8	–
Share-based payment expense	102	95	99
Changes in operating assets and liabilities:			
Merchandise inventory – net	(28)	(611)	(464)
Other operating assets	7	31	(64)
Accounts payable	175	402	185
Other operating liabilities	212	177	265
Net cash provided by operating activities	**4,054**	**4,122**	**4,347**
Cash flows from investing activities:			
Purchases of short-term investments	(344)	(210)	(920)
Proceeds from sale/maturity of short-term investments	624	431	1,183
Purchases of long-term investments	(1,483)	(1,148)	(1,588)
Proceeds from sale/maturity of long-term investments	1,160	994	1,162
Increase in other long-term assets	(62)	(56)	(7)
Property acquired	(1,799)	(3,266)	(4,010)
Proceeds from sale of property and other long-term assets	18	29	57
Net cash used in investing activities	**(1,886)**	**(3,226)**	**(4,123)**
Cash flows from financing activities:			
Net (decrease) increase in short-term borrowings	(1,007)	(57)	1,041
Proceeds from issuance of long-term debt	10	15	1,296
Repayment of long-term debt	(37)	(573)	(96)
Proceeds from issuance of common stock under employee stock purchase plan	75	76	80
Proceeds from issuance of common stock from stock options exercised	53	98	69
Cash dividend payments	(391)	(491)	(428)
Repurchases of common stock	(504)	(8)	(2,275)
Excess tax benefits of share-based payments	–	1	6
Net cash used in financing activities	**(1,801)**	**(939)**	**(307)**
Effect of exchange rate changes on cash	**20**	**7**	**–**
Net increase (decrease) in cash and cash equivalents	387	(36)	(83)
Cash and cash equivalents, beginning of year	245	281	364
Cash and cash equivalents, end of year	**$ 632**	**$ 245**	**$ 281**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended January 29, 2010, January 30, 2009 and February 1, 2008

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lowe's Companies, Inc. and subsidiaries (the Company) is the world's second-largest home improvement retailer and operated 1,710 stores in the United States and Canada at January 29, 2010. Below are those accounting policies considered by the Company to be significant.

Fiscal Year – The Company's fiscal year ends on the Friday nearest the end of January. Each of the fiscal years presented contained 52 weeks. All references herein for the years 2009, 2008 and 2007 represent the fiscal years ended January 29, 2010, January 30, 2009, and February 1, 2008, respectively.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned or controlled operating subsidiaries. All intercompany accounts and transactions have been eliminated.

Foreign Currency – The functional currencies of the Company's international subsidiaries are primarily the local currencies of the countries in which the subsidiaries are located. Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the consolidated balance sheet date. Results of operations and cash flows are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities is included as a component of shareholders' equity in accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions, which are included in selling, general and administrative (SG&A) expense, have not been significant.

Use of Estimates – The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Cash and Cash Equivalents – Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less when purchased. Cash and cash equivalents are carried at amortized cost on the consolidated balance sheets. The majority of payments due from financial institutions for the settlement of credit card and debit card transactions process within two business days and are, therefore, classified as cash and cash equivalents.

Investments – The Company has a cash management program which provides for the investment of cash balances not expected to be used in current operations in financial instruments that have maturities of up to 10 years. Variable-rate demand notes, which have stated maturity dates in excess of 10 years, meet this maturity requirement of the cash management program because the maturity date of these investments is determined based on the interest rate reset date or par value put date for the purpose of applying this criteria.

Investments, exclusive of cash equivalents, with a stated maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. The Company's trading securities are also classified as short-term investments. All other investments are classified as long-term. As of January 29, 2010, investments consisted primarily of municipal bonds, money market funds, mutual funds, tax-exempt commercial paper, and certificates of deposit. Restricted balances pledged as collateral for letters of credit for the Company's extended warranty program and for a portion of the Company's casualty insurance and Installed Sales program liabilities are also classified as investments.

The Company maintains investment securities in conjunction with certain employee benefit plans that are classified as trading securities. These securities are carried at fair market value with unrealized gains and losses included in SG&A expense. All other investment securities are classified as available-for-sale and are carried at fair market value with unrealized gains and losses included in accumulated other comprehensive income (loss) in shareholders' equity.

Merchandise Inventory – Inventory is stated at the lower of cost or market using the first-in, first-out method of inventory accounting. The cost of inventory also includes certain costs associated with the preparation of inventory for resale, including distribution center costs, and is net of vendor funds.

The Company records an inventory reserve for the anticipated loss associated with selling inventories below cost. This reserve is based on management's current knowledge with respect to inventory levels, sales trends and historical experience. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence in the near term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. The Company also records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrink results from previous physical inventories. Changes in the estimated shrink reserve may be necessary based on the timing and results of physical inventories.

The Company receives funds from vendors in the normal course of business, principally as a result of purchase volumes, sales, early payments or promotions of vendors' products, which generally do not represent the reimbursement of specific, incremental and identifiable costs incurred by the Company to sell the vendor's product. These funds are treated as a reduction in the cost of inventory as the amounts are accrued, and are recognized as a reduction of cost of sales when the inventory is sold. The Company develops accrual rates for vendor funds based on the provisions of the agreements in place. Due to the complexity and diversity of the individual vendor agreements, the Company performs analyses and reviews historical trends throughout the year and confirms actual amounts with select vendors to ensure the amounts earned are appropriately recorded. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected annual purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Derivative Financial Instruments – The Company occasionally utilizes derivative financial instruments to manage certain business risks. However, the amounts were not material to the Company's consolidated financial statements in any of the years presented. The Company does not use derivative financial instruments for trading purposes.

Credit Programs – The majority of the Company's accounts receivable arises from sales of goods and services to Commercial Business Customers. The Company has an agreement with GE Money Bank (GE) under which GE purchases at face value new commercial business accounts receivable originated by the Company and services these accounts. This agreement ends in December 2016, unless terminated sooner by the parties. The Company accounts for these transfers as sales of the accounts receivable. When the Company sells its commercial business accounts receivable, it retains certain interests in those receivables, including the funding of a loss reserve and its obligation related to GE's ongoing servicing of the receivables sold. Any gain or loss on the sale is determined based on the previous carrying amounts of the transferred assets allocated at fair value between the receivables sold and the interests retained. Fair value is based on the present value of expected future cash flows, taking into account the key assumptions of anticipated credit losses, payment rates, late fee rates, GE's servicing costs and the discount rate commensurate with the uncertainty involved. Due to the short-term nature of the receivables sold, changes to the key assumptions would not materially impact the recorded gain or loss on the sales of receivables or the fair value of the retained interests in the receivables.

Total commercial business accounts receivable sold to GE were $1.6 billion in 2009, $1.7 billion in 2008, and $1.8 billion in 2007. During 2009, 2008 and 2007, the Company recognized losses of $31 million, $38 million and $34 million, respectively, on these receivable sales as SG&A expense, which primarily relates to the fair value of the obligations incurred related to servicing costs that are remitted to GE monthly. At January 29, 2010 and January 30, 2009, the fair value of the retained interests was determined based on the present value of expected future cash flows and was insignificant.

Sales generated through the Company's proprietary credit cards are not reflected in receivables. Under an agreement with GE, credit is extended directly to customers by GE. All credit-program-related services are performed and controlled directly by GE. The Company has the option, but no obligation, to purchase the receivables at the end of the agreement in December 2016. Tender costs, including amounts associated with accepting the Company's proprietary credit cards, are recorded in SG&A expense in the consolidated statements of earnings.

The total portfolio of receivables held by GE, including both receivables originated by GE from the Company's proprietary credit cards and commercial business accounts receivable originated by the Company and sold to GE, approximated $6.5 billion at January 29, 2010, and $6.8 billion at January 30, 2009.

Property and Depreciation – Property is recorded at cost. Costs associated with major additions are capitalized and depreciated. Capital assets are expected to yield future benefits and have useful lives which exceed one year. The total cost of a capital asset generally includes all applicable sales taxes, delivery costs, installation costs and other appropriate costs incurred by the Company including interest in the case of self-constructed assets. Upon disposal, the cost of properties and related accumulated depreciation are removed from the accounts, with gains and losses reflected in SG&A expense on the consolidated statements of earnings.

Depreciation is provided over the estimated useful lives of the depreciable assets. Assets are depreciated using the straight-line method. Assets under capital lease and leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease, which may include one or more option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. During the term of a lease, if leasehold improvements are placed in service significantly after the inception of the lease, the Company depreciates these leasehold improvements over the shorter of the useful life of the leasehold assets or a term that includes lease renewal periods deemed to be reasonably assured at the time the leasehold improvements are placed into service. The amortization of these assets is included in depreciation expense on the consolidated financial statements.

Long-Lived Asset Impairment/Exit Activities – The carrying amounts of long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable.

Long-lived assets held-for-use includes operating stores as well as excess properties, such as relocated stores, closed stores and other properties, which do not meet the held-for-sale criteria. A potential impairment has occurred for long-lived assets held-for-use if projected future undiscounted cash flows expected to result from the use and eventual disposition of the assets are less than the carrying amounts of the assets. An impairment loss is recorded for long-lived assets held-for-use when the carrying amount of the asset is not recoverable and exceeds its fair value.

Excess properties that are expected to be sold within the next 12 months and meet the other relevant held-for-sale criteria are classified as long-lived assets held-for-sale. An impairment loss is recorded for long-lived assets held-for-sale when the carrying amount of the asset exceeds its fair value less cost to sell. A long-lived asset is not depreciated while it is classified as held-for-sale.

For long-lived assets to be abandoned, the Company considers the asset to be disposed of when it ceases to be used. Until it ceases to be used, the Company continues to classify the asset as held-for-use and tests for potential impairment accordingly. If the Company commits to a plan to abandon a long-lived asset before the end of its previously estimated useful life, its depreciable life is re-evaluated.

Impairment losses are included in SG&A expense. The Company recorded long-lived asset impairment losses of $114 million during 2009, including $53 million for operating stores and $61 million for excess properties. The Company recorded long-lived asset impairment losses of $21 million during 2008, including $16 million for operating stores and $5 million for excess properties. The Company recorded long-lived asset impairment losses of $28 million during 2007 for excess properties.

The net carrying amount of excess properties that do not meet the held-for-sale criteria is included in other assets (non-current) on the consolidated balance sheets and totaled $205 million and $174 million at January 29, 2010 and January 30, 2009, respectively.

When operating leased locations are closed, a liability is recognized for the fair value of future contractual obligations, including future minimum lease payments, property taxes, utilities and common area maintenance, net of estimated sublease income.

Leases – For lease agreements that provide for escalating rent payments or free-rent occupancy periods, the Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date that the Company takes possession of or controls the physical use of the property. Deferred rent is included in other liabilities (non-current) on the consolidated balance sheets.

Accounts Payable – The Company has an agreement with a third party to provide an accounts payable tracking system which facilitates participating suppliers' ability to finance payment obligations from the Company with designated third-party financial institutions. Participating suppliers may, at their sole discretion, make offers to finance one or more payment obligations of the Company prior to their scheduled due dates at a discounted price to participating financial institutions. The Company's goal in entering into this arrangement is to capture overall supply chain savings, in the form of pricing, payment terms or vendor funding, created by facilitating suppliers' ability to finance payment obligations at more favorable discount rates, while providing them with greater working capital flexibility.

The Company's obligations to its suppliers, including amounts due and scheduled payment dates, are not impacted by suppliers' decisions to finance amounts under this arrangement. However, the Company's right to offset balances due from suppliers against payment obligations is restricted by this arrangement for those payment obligations that have been financed by suppliers. As of January 29, 2010 and January 30, 2009, $602 million and $393 million, respectively, of the Company's outstanding payment obligations had been placed on the accounts payable tracking system, and participating suppliers had financed $253 million and $370 million, respectively, of those payment obligations to participating financial institutions.

Self-Insurance – The Company is self-insured for certain losses relating to workers' compensation, automobile, property, and general and product liability claims. The Company has stop-loss coverage to limit the exposure arising from these claims. The Company is also self-insured for certain losses relating to extended warranty and medical and dental claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the discounted ultimate cost for self-insured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to reasonably estimate losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

Income Taxes – The Company establishes deferred income tax assets and liabilities for temporary differences between the tax and financial accounting bases of assets and liabilities. The tax effects of such differences are reflected in the balance sheet at the enacted tax rates expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets if it is more likely than not that all or a portion of the asset will not be realized. The tax balances and income tax expense recognized by the Company are based on management's interpretation of the tax statutes of multiple jurisdictions.

The Company establishes a liability for tax positions for which there is uncertainty as to whether or not the position will be ultimately sustained. The Company includes interest related to tax issues as part of net interest on the consolidated financial statements. The Company records any applicable penalties related to tax issues within the income tax provision.

Revenue Recognition – The Company recognizes revenues, net of sales tax, when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of sales in the period that the related sales are recorded. Revenues from product installation services are recognized when the installation is completed. Deferred revenues associated with amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed were $354 million and $328 million at January 29, 2010, and January 30, 2009, respectively.

Revenues from stored-value cards, which include gift cards and returned merchandise credits, are deferred and recognized when the cards are redeemed. The liability associated with outstanding stored-value cards was $329 million and $346 million at January 29, 2010, and January 30, 2009, respectively, and these amounts are included in deferred revenue on the consolidated balance sheets. The Company recognizes income from unredeemed stored-value cards at the point at which redemption becomes remote. The Company's stored-value cards have no expiration date or dormancy fees. Therefore, to determine when redemption is remote, the Company analyzes an aging of the unredeemed cards based on the date of last stored-value card use.

Extended Warranties – The Company sells separately-priced extended warranty contracts under a Lowe's-branded program for which the Company is ultimately self-insured. The Company recognizes revenue from extended warranty sales on a straight-line basis over the respective contract term. Extended warranty contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer's warranty, as applicable. The Company's extended warranty deferred revenue is included in other liabilities (non-current) on the consolidated balance sheets. Changes in deferred revenue for extended warranty contracts are summarized as follows:

(In millions)	2009	2008
Extended warranty deferred revenue, beginning of year	$ 479	$ 407
Additions to deferred revenue	220	193
Deferred revenue recognized	(150)	(121)
Extended warranty deferred revenue, end of year	$ 549	$ 479

Incremental direct acquisition costs associated with the sale of extended warranties are also deferred and recognized as expense on a straight-line basis over the respective contract term. Deferred costs associated with extended warranty contracts were $150 million and $121 million at January 29, 2010 and January 30, 2009, respectively. The Company's extended warranty deferred costs are included in other assets (non-current) on the consolidated balance sheets. All other costs, such as costs of services performed under the contract, general and administrative expenses and advertising expenses are expensed as incurred.

The liability for extended warranty claims incurred is included in other current liabilities on the consolidated balance sheets. Changes in the liability for extended warranty claims are summarized as follows:

(In millions)	2009	2008
Liability for extended warranty claims, beginning of year	$ 17	$ 14
Accrual for claims incurred	67	53
Claim payments	(61)	(50)
Liability for extended warranty claims, end of year	$ 23	$ 17

Cost of Sales and Selling, General and Administrative Expenses – The following lists the primary costs classified in each major expense category:

Cost of Sales

- Total cost of products sold, including:
  - Purchase costs, net of vendor funds;
  - Freight expenses associated with moving merchandise inventories from vendors to retail stores;
  - Costs associated with operating the Company's distribution network, including payroll and benefit costs and occupancy costs;
- Costs of installation services provided;
- Costs associated with delivery of products directly from vendors to customers by third parties;
- Costs associated with inventory shrinkage and obsolescence.

Selling, General and Administrative

- Payroll and benefit costs for retail and corporate employees;
- Occupancy costs of retail and corporate facilities;
- Advertising;
- Costs associated with delivery of products from stores to customers;
- Third-party, in-store service costs;
- Tender costs, including bank charges, costs associated with credit card interchange fees and amounts associated with accepting the Company's proprietary credit cards;
- Costs associated with self-insured plans, and premium costs for stop-loss coverage and fully insured plans;
- Long-lived asset impairment losses and gains/losses on disposal of assets;
- Other administrative costs, such as supplies, and travel and entertainment.

Advertising – Costs associated with advertising are charged to expense as incurred. Advertising expenses were $750 million, $789 million and $788 million in 2009, 2008 and 2007, respectively.

Shipping and Handling Costs – The Company includes shipping and handling costs relating to the delivery of products directly from vendors to customers by third parties in cost of sales. Shipping and handling costs, which include third-party delivery costs, salaries and vehicle operations expenses relating to the delivery of products from stores to customers, are classified as SG&A expense. Shipping and handling costs included in SG&A expense were $371 million, $378 million and $361 million in 2009, 2008 and 2007, respectively.

Store Opening Costs – Costs of opening new or relocated retail stores, which include payroll and supply costs incurred prior to store opening and grand opening advertising costs, are charged to expense as incurred.

Comprehensive Income – The Company reports comprehensive income on its consolidated statements of shareholders' equity. Comprehensive income represents changes in shareholders' equity from non-owner sources and is comprised primarily of net earnings plus or minus unrealized gains or losses on available-for-sale securities, as well as foreign currency translation adjustments. Unrealized gains, net of tax, on available-for-sale securities classified in accumulated other comprehensive income (loss) on the consolidated balance sheets were $2 million at both of January 29, 2010 and January 30, 2009. Foreign currency translation gains, net of tax, classified in accumulated other comprehensive income (loss) were $25 million at January 29, 2010. Foreign currency translation losses, net of tax, classified in accumulated other comprehensive income (loss) were $8 million at January 30, 2009. The reclassification adjustments for gains/losses included in net earnings were not significant for any of the periods presented.

Recent Accounting Pronouncements – In June 2009, the Financial Accounting Standards Board (FASB) issued authoritative guidance which amends the derecognition guidance on accounting for transfers of financial assets. The guidance is effective for financial asset transfers occurring in fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The adoption of the guidance will not have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued authoritative guidance which amends the consolidation guidance for variable interest entities. The guidance is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The adoption of the guidance will not have a material impact on the Company's consolidated financial statements.

In October 2009, the FASB issued authoritative guidance on multiple-deliverable revenue arrangements, which addresses the unit of accounting for arrangements involving multiple deliverables. The guidance also addresses how arrangement consideration should be allocated to separate units of accounting, when applicable, and expands the disclosure requirements for multiple-deliverable arrangements. The guidance is effective for fiscal years beginning after June 15, 2010. The Company does not expect the adoption of the guidance to have a material impact on its consolidated financial statements.

In January 2010, the FASB issued authoritative guidance related to fair value measurements which requires additional disclosures about transfers into and out of Levels 1 and 2, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The guidance is effective for the first reporting period, to include interim periods, beginning after December 15, 2009, except for the portion of the guidance relating to Level 3 activity, which is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect the adoption of the guidance to have a material impact on its consolidated financial statements.

Segment Information – The Company's home improvement retail stores represent a single operating segment based on the way the Company manages its business. Operating decisions are made at the Company level in order to maintain a consistent retail store presentation. The Company's home improvement retail stores sell similar products and services, use similar processes to sell those products and services, and sell their products and services to similar classes of customers. The amounts of long-lived assets and net sales outside the U.S. were not significant for any of the periods presented.

Reclassifications – Certain prior period amounts have been reclassified to conform to current classifications. The long-term portion of the self-insurance liabilities, primarily for workers' compensation, automobile, property, and general and product liability claims, of $462 million at January 30, 2009, previously classified as current on the consolidated balance sheets, has been reclassified to other liabilities (non-current). The current portion of these self-insurance liabilities, previously reported as a single line item on the consolidated balance sheets, has been combined with other current liabilities. The non-current portion of deferred income taxes related to these self-insurance liabilities has also been reclassified from current to non-current deferred income taxes in the consolidated balance sheets. These changes were not material and had no impact on the consolidated statements of earnings, shareholders' equity or cash flows for any of the periods presented.

NOTE 2 FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements establishes a three-level hierarchy which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the hierarchy are defined as follows:

- Level 1 – inputs to the valuation techniques that are quoted prices in active markets for identical assets or liabilities
- Level 2 – inputs to the valuation techniques that are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly
- Level 3 – inputs to the valuation techniques that are unobservable for the assets or liabilities

Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

The following tables present the Company's financial assets measured at fair value on a recurring basis as of January 29, 2010, and January 30, 2009, classified by fair value hierarchy:

		Fair Value Measurements at Reporting Date Using		
(In millions)	January 29, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$383	$ 70	$313	$ –
Trading securities	42	42	–	–
Total short-term investments	**425**	**112**	**313**	**–**
Available-for-sale securities	277	–	277	–
Total long-term investments	**$277**	**$ –**	**$277**	**$ –**

		Fair Value Measurements at Reporting Date Using		
(In millions)	January 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available-for-sale securities	$385	$ 81	$304	$ –
Trading securities	31	31	–	–
Total short-term investments	**416**	**112**	**304**	**–**
Available-for-sale securities	253	–	253	–
Total long-term investments	**$253**	**$ –**	**$253**	**$ –**

When available, quoted prices are used to determine fair value. When quoted prices in active markets are available, investments are classified within Level 1 of the fair value hierarchy. The Company's Level 1 investments primarily consist of investments in money market and mutual funds. When quoted prices in active markets are not available, fair values are determined using pricing models and the inputs to those pricing models are based on observable market inputs. The inputs to the pricing models are typically benchmark yields, reported trades, broker-dealer quotes, issuer spreads and benchmark securities, among others. The Company's Level 2 investments primarily consist of investments in municipal bonds.

Assets and Liabilities that are Measured at Fair Value on a Non-recurring Basis

Effective January 31, 2009, the Company adopted authoritative guidance issued by the FASB for non-financial assets and liabilities measured at fair value on a non-recurring basis.

During 2009, the Company had no significant measurements of assets or liabilities at fair value on a non-recurring basis subsequent to their initial recognition, except as it relates to long-lived asset impairment.

The Company reviews the carrying amounts of long-lived assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The Company estimated the fair values of long-lived assets held-for-use, including operating stores, based on the Company's own judgments about the assumptions that market participants would use in pricing the asset and on observable market data, when available. The Company classified these fair value measurements as Level 3.

In the determination of impairment for operating stores, the Company used an income approach to determine the fair value of individual operating stores, which required discounting projected future cash flows. When determining the stream of projected future cash flows associated with an individual operating store, management made assumptions, incorporating local market conditions, about key store variables including sales growth rates, gross margin and controllable expenses such as store payroll and occupancy expense. In order to calculate the present value of those future cash flows, the Company discounted cash flow estimates at a rate commensurate with the risk that selected market participants would assign to the cash flows. The selected market participants represent a group of other retailers with a store footprint similar in size to the Company's.

In the determination of impairment for excess properties held-for-use, the fair values were the estimated selling prices. The Company determined the estimated selling prices by obtaining information from brokers in the specific markets being evaluated. The information included comparable sales of similar assets and assumptions about demand in the market for these assets.

In the determination of impairment for excess properties held-for-sale, the fair values were the estimated selling prices, as determined for excess properties held-for-use, less cost to sell.

The following table presents the Company's non-financial assets required to be measured at fair value on a non-recurring basis and any resulting realized losses included in earnings. Because long-lived assets are not measured at fair value on a recurring basis, certain carrying amounts and fair value measurements included in the table may reflect values at earlier measurement dates and may no longer represent the carrying amounts and fair values at January 29, 2010.

		Fair Value Measurements– Non-recurring Basis		
		Operating Stores	Excess Properties	
(In millions)	Total	Long-lived Assets Held-for-Use	Long-lived Assets Held-for-Use	Long-lived Assets Held-for-Sale
For the year ended January 29, 2010:				
Fair value measurements	$ 105	$ 6	$ 74	$ 25
Previous carrying amounts	219	59	114	46
Impairment losses	$(114)	$(53)	$ (40)	$(21)

The Company's financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, accrued liabilities and long-term debt and are reflected in the financial statements at cost. With the exception of long-term debt, cost approximates fair value for these items due to their short-term nature. Estimated fair values for long-term debt have been determined using available market information, including reported trades, benchmark yields and broker-dealer quotes.

Carrying amounts and the related estimated fair value of the Company's long-term debt, excluding capital leases and other, are as follows:

	January 29, 2010		January 30, 2009	
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt (excluding capital leases and other)	$4,737	$5,127	$4,726	$4,653

NOTE 3 INVESTMENTS

The amortized costs, gross unrealized holding gains and losses, and fair values of the Company's investment securities classified as available-for-sale at January 29, 2010, and January 30, 2009, are as follows:

	January 29, 2010			
Type (In millions)	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal bonds	$301	$2	$ –	$303
Money market funds	68	–	–	68
Tax-exempt commercial paper	10	–	–	10
Certificates of deposit	2	–	–	2
Classified as short-term	**381**	**2**	**–**	**383**
Municipal bonds	275	2	–	277
Classified as long-term	**275**	**2**	**–**	**277**
Total	**$656**	**$4**	**$ –**	**$660**

	January 30, 2009			
Type (In millions)	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal bonds	$296	$3	$ –	$299
Money market funds	79	–	–	79
Tax-exempt commercial paper	5	–	–	5
Certificates of deposit	2	–	–	2
Classified as short-term	**382**	**3**	**–**	**385**
Municipal bonds	248	5	–	253
Classified as long-term	**248**	**5**	**–**	**253**
Total	**$630**	**$8**	**$ –**	**$638**

The proceeds from sales of available-for-sale securities were $1.2 billion, $1.0 billion and $1.2 billion for 2009, 2008 and 2007, respectively. Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented. The municipal bonds classified as long-term at January 29, 2010, will mature in one to 38 years, based on stated maturity dates.

Effective February 2, 2008, the Company adopted authoritative guidance issued by the FASB that provides entities with an option to measure many financial instruments and certain other items at fair value. Under this guidance, unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting period. Upon adoption, the Company elected the fair value option for certain pre-existing investments, which had a carrying value of $42 million and were accounted for as available-for-sale securities included in long-term investments in the consolidated balance sheet at February 2, 2008. Subsequent to the election, these investments are reported as trading securities, which are included in short-term investments, and were $42 million and $31 million at January 29, 2010 and January 30, 2009, respectively. For the year ended January 29, 2010, net unrealized gains for trading securities totaled $7 million. For the year ended January 30, 2009, net unrealized losses for trading securities totaled $14 million. Unrealized gains and losses on trading securities were included in SG&A expense. Cash flows from purchases, sales and maturities of trading securities continue to be included in cash flows from investing activities in the consolidated statements of cash flows because the nature and purpose for which the securities were acquired has not changed as a result of the adoption of this guidance. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

Short-term and long-term investments include restricted balances pledged as collateral for letters of credit for the Company's extended warranty program and for a portion of the Company's casualty insurance and Installed Sales program liabilities. Restricted balances included in short-term investments were $186 million at January 29, 2010 and $214 million at January 30, 2009. Restricted balances included in long-term investments were $202 million at January 29, 2010 and $143 million at January 30, 2009.

NOTE 4 PROPERTY AND ACCUMULATED DEPRECIATION

Property is summarized by major class in the following table:

(In millions)	Estimated Depreciable Lives, In Years	January 29, 2010	January 30, 2009
Cost:			
Land	N/A	$ 6,519	$ 6,144
Buildings	7-40	12,069	11,258
Equipment	3-15	8,826	8,797
Leasehold improvements	5-40	3,818	3,576
Construction in progress	N/A	1,036	1,702
Total cost		**32,268**	**31,477**
Accumulated depreciation		(9,769)	(8,755)
Property, less accumulated depreciation		**$22,499**	**$22,722**

Included in net property are assets under capital lease of $519 million, less accumulated depreciation of $333 million, at January 29, 2010, and $521 million, less accumulated depreciation of $318 million, at January 30, 2009.

NOTE 5 SHORT-TERM BORROWINGS AND LINES OF CREDIT

The Company has a $1.75 billion senior credit facility that expires in June 2012. The senior credit facility supports the Company's commercial paper and revolving credit programs. The senior credit facility has a $500 million letter of credit sublimit. Amounts outstanding under letters of credit reduce the amount available for borrowing under the senior credit facility. Borrowings made under the senior credit facility are unsecured and are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio as defined by the senior credit facility. The Company was in compliance with those covenants at January 29, 2010. Nineteen banking institutions are participating in the senior credit facility. As of January 29, 2010, there were no borrowings outstanding under the commercial paper program. As of January 30, 2009, there was $789 million outstanding under the commercial paper program, and the weighted-average interest rate on the outstanding commercial paper was 0.84%. There were no letters of credit outstanding under the senior credit facility as of January 29, 2010 or January 30, 2009.

The Company had a Canadian dollar (C$) denominated credit facility in the amount of C$200 million that expired on March 30, 2009. The outstanding borrowings at expiration were repaid with net cash provided by operating activities. As of January 30, 2009, there was C$199 million, or the equivalent of $162 million, outstanding under the credit facility, and the weighted-average interest rate on the short-term borrowings was 2.65%.

The Company also has a C$ denominated credit facility in the amount of C$50 million that provides revolving credit support for the Company's Canadian operations. This uncommitted credit facility provides the Company with the ability to make unsecured borrowings, which are priced at fixed rates based upon market conditions at the time of funding in accordance with the terms of the credit facility. As of January 29, 2010, there were no borrowings outstanding under the credit facility. As of January 30, 2009, there was C$44 million, or the equivalent of $36 million, outstanding under the credit facility, and the weighted-average interest rate on the short-term borrowings was 1.60%.

NOTE 6 LONG-TERM DEBT

(In millions) Debt Category	Interest Rates	Range of Years of Final Maturity	January 29, 2010	January 30, 2009
Secured debt:[1]				
Mortgage notes	1.08 to 8.25%	2010 to 2018	$ 35	$ 27
Unsecured debt:				
Debentures	6.50 to 6.88%	2028 to 2029	694	694
Notes	8.25%	2010	500	500
Medium-term notes – series A	8.19 to 8.20%	2022	15	15
Medium-term notes – series B[2]	7.11 to 7.61%	2027 to 2037	217	217
Senior notes	5.00 to 6.65%	2012 to 2037	3,276	3,273
Capital leases and other		2011 to 2031	343	347
Total long-term debt			**5,080**	**5,073**
Less current maturities			(552)	(34)
Long-term debt, excluding current maturities			**$4,528**	**$5,039**

1 Real properties with an aggregate book value of $66 million were pledged as collateral at January 29, 2010, for secured debt.

2 Approximately 46% of these medium-term notes may be put at the option of the holder on the 20th anniversary of the issue at par value. The medium-term notes were issued in 1997. None of these notes are currently putable.

Debt maturities, exclusive of unamortized original issue discounts, capital leases and other, for the next five years and thereafter are as follows: 2010, $518 million; 2011, $1 million; 2012, $551 million; 2013, $1 million; 2014, $1 million; thereafter, $3.7 billion.

The Company's debentures, notes, medium-term notes and senior notes contain certain restrictive covenants. The Company was in compliance with all covenants of these agreements at January 29, 2010.

Senior Notes

In September 2007, the Company issued $1.3 billion of unsecured senior notes, comprised of three tranches: $550 million of 5.60% senior notes maturing in September 2012, $250 million of 6.10% senior notes maturing in September 2017 and $500 million of 6.65% senior notes maturing in September 2037. The 5.60%, 6.10% and 6.65% senior notes were issued at discounts of approximately $2.7 million, $1.3 million and $6.3 million, respectively. Interest on the senior notes is payable semiannually in arrears in March and September of each year until maturity, beginning in March 2008. The discount associated with the issuance is included in long-term debt and is being amortized over the respective terms of the senior notes. The net proceeds of approximately $1.3 billion were used for general corporate purposes, including capital expenditures and working capital needs, and for repurchases of shares of the Company's common stock.

The senior notes issued in 2007 may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest to the date of redemption. The redemption price is equal to the greater of (1) 100% of the principal amount of the senior notes to be redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the date of redemption on a semiannual basis at specified rates. The indenture under which the 2007 senior notes were issued also contains a provision that allows the holders of the notes to require the Company to repurchase all or any part of their notes if a change-in-control triggering event occurs. If elected under the change-in-control provisions, the repurchase of the notes will occur at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, on such notes to the date of purchase. The indenture governing the senior notes does not limit the aggregate principal amount of debt securities that the Company may issue, nor is the Company required to maintain financial ratios or specified levels of net worth or liquidity.

However, the indenture contains various restrictive covenants, none of which is expected to impact the Company's liquidity or capital resources. Upon the issuance of the senior notes previously described, the Company evaluated the optionality features embedded in the notes and concluded that these features do not require bifurcation from the host contracts and separate accounting as derivative instruments.

Convertible Notes

On June 30, 2008, the Company redeemed for cash approximately $19 million principal amount, $14 million carrying amount, of its convertible notes issued in February 2001, which represented all remaining notes outstanding of such issue, at a price equal to the sum of the issuance price plus accrued original issue discount of such notes as of the redemption date ($730.71 per note). On June 25, 2008, the Company completed a single open-market repurchase of approximately $187 million principal amount, $164 million carrying amount, of its senior convertible notes issued in October 2001 at a price of $875.73 per note. The Company subsequently redeemed for cash on June 30, 2008, approximately $392 million principal amount, $343 million carrying amount, of its senior convertible notes issued in October 2001, which represented all remaining notes outstanding of such issue, at a price equal to the sum of the issuance price plus accrued original issue discount of such notes as of the redemption date ($875.73 per note).

NOTE 7 SHAREHOLDERS' EQUITY

The Company has 5.0 million ($5 par value) authorized shares of preferred stock, none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences, and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

Authorized shares of common stock were 5.6 billion ($.50 par value) at January 29, 2010 and January 30, 2009.

The Company has a share repurchase program that is implemented through purchases made from time to time either in the open market or through private transactions. Shares purchased under the share repurchase program are retired and returned to authorized and unissued status. The Company repurchased 76.4 million shares at a total cost of $2.3 billion (of which $1.9 billion was recorded as a reduction in retained earnings, after capital in excess of par value was depleted) during 2007. No common shares were repurchased under the share repurchase program during 2008. The Company repurchased 21.9 million shares at a total cost of $0.5 billion (of which $3 million was recorded as a reduction in retained earnings, after capital in excess of par value was depleted) during 2009. Authorization available for share repurchases under the program expired as of January 29, 2010. Authorization for up to $5 billion of share repurchases with no expiration was approved by the Company's Board of Directors on January 29, 2010.

NOTE 8 ACCOUNTING FOR SHARE-BASED PAYMENT

Overview of Share-Based Payment Plans

The Company has (a) four equity incentive plans, referred to as the "2006," "2001," "1997" and "1994" Incentive Plans, (b) one share-based plan to non-employee directors, referred to as the Amended and Restated Directors' Stock Option and Deferred Stock Unit Plan (Directors' Plan) and (c) an employee stock purchase plan (ESPP) that allows employees to purchase Company shares through payroll deductions. These plans contain a nondiscretionary antidilution provision that is designed to equalize the value of an award as a result of an equity restructuring. Share-based awards in the form of incentive and non-qualified stock options, performance accelerated restricted stock (PARS), performance-based restricted stock, restricted stock, restricted stock units, and deferred stock units, which represent nonvested stock, may be granted to key employees from the 2006 plan. No new awards may be granted from the 2001, 1997, 1994 and the Directors' Plans.

Share-based awards were authorized for grant to key employees and non-employee directors for up to 169.0 million shares of common stock. In May 2009, the 2006 plan was amended to remove limits applicable to specific types of awards made under the plan and to permit grants to non-employee directors. Up to 45.0 million shares were authorized under the ESPP.

At January 29, 2010, there were 29.5 million shares remaining available for grant under the 2006 Plan and 14.5 million shares available under the ESPP.

The Company recognized share-based payment expense in SG&A expense on the consolidated statements of earnings totaling $102 million, $95 million and $99 million in 2009, 2008 and 2007, respectively. The total income tax benefit recognized was $27 million, $31 million and $32 million in 2009, 2008 and 2007, respectively.

Total unrecognized share-based payment expense for all share-based payment plans was $105 million at January 29, 2010, of which $64 million will be recognized in 2010, $36 million in 2011 and $5 million thereafter. This results in these amounts being recognized over a weighted-average period of 1.7 years.

For all share-based payment awards, the expense recognized has been adjusted for estimated forfeitures where the requisite service is not expected to be provided. Estimated forfeiture rates are developed based on the Company's analysis of historical forfeiture data for homogeneous employee groups.

General terms and methods of valuation for the Company's share-based awards are as follows:

Stock Options

Stock options generally have terms of seven years, with normally one-third of each grant vesting each year for three years, and are assigned an exercise price equal to the closing market price of a share of the Company's common stock on the date of grant. These options are expensed on a straight-line basis over the grant vesting period, which is considered to be the requisite service period.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. When determining expected volatility, the Company considers the historical performance of the Company's stock, as well as implied volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant, based on the options' expected term. The expected term of the options is based on the Company's evaluation of option holders' exercise patterns and represents the period of time that options are expected to remain unexercised. The Company uses historical data to estimate the timing and amount of forfeitures. The assumptions used in the Black-Scholes option-pricing model for options granted in the three years ended January 29, 2010, January 30, 2009 and February 1, 2008 are as follows:

	2009	2008	2007
Assumptions used:			
Expected volatility	36.4%-38.6%	25.0%-32.2%	22.6%-23.7%
Weighted-average expected volatility	36.4%	25.1%	23.7%
Expected dividend yield	0.82%-0.97%	0.56%-0.74%	0.37%-0.49%
Weighted-average dividend yield	0.82%	0.56%	0.37%
Risk-free interest rate	1.70%-2.08%	2.19%-3.09%	3.91%-4.57%
Weighted-average risk-free interest rate	1.71%	2.19%	4.52%
Expected term, in years	4	4	4
Weighted-average expected term, in years	4	4	4

The weighted-average grant-date fair value per share of options granted was $4.58, $5.25 and $8.18 in 2009, 2008 and 2007, respectively. The total intrinsic value of options exercised, representing the difference between the exercise price and the market price on the date of exercise, was approximately $8 million, $17 million and $42 million in 2009, 2008 and 2007, respectively.

Transactions related to stock options issued under the 2006, 2001, 1997, 1994 and Directors' plans for the year ended January 29, 2010 are summarized as follows:

	Shares (In thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Term (In years)	Aggregate Intrinsic Value (In thousands)[1]
Outstanding at January 30, 2009	25,161	$27.26		
Granted	5,036	15.94		
Canceled, forfeited or expired	(4,268)	23.25		
Exercised	(2,759)	19.88		
Outstanding at January 29, 2010	23,170	26.42	3.48	$29,697
Vested and expected to vest at January 29, 2010[2]	23,068	26.46	3.47	29,174
Exercisable at January 29, 2010	15,616	$29.84	2.43	$1,360

1 Options for which the exercise price exceeded the closing market price of a share of the Company's common stock at January 29, 2010 are excluded from the calculation of aggregate intrinsic value.

2 Includes outstanding vested options as well as outstanding, nonvested options after a forfeiture rate is applied.

Performance Accelerated Restricted Stock Awards

PARS are valued at the market price of a share of the Company's common stock on the date of grant. In general, these awards vest at the end of a five-year service period from the date of grant, unless performance acceleration goals are achieved, in which case, awards vest 50% at the end of three years or 100% at the end of four years. The performance acceleration goals are based on targeted Company average return on beginning noncash assets, as defined in the PARS agreement. PARS are expensed on a straight-line basis over the shorter of the explicit service period related to the service condition or the implicit service period related to the performance conditions, based on the probability of meeting the conditions. The Company uses historical data to estimate the timing and amount of forfeitures. No PARS were granted in 2009, 2008 or 2007. No PARS vested in 2009 or 2007. The total fair value of PARS vested was approximately $6 million in 2008. At January 29, 2010, there were 1.1 million nonvested PARS with a weighted-average grant-date fair value of $32.91 outstanding, that were issued under the 2006 and 2001 plans.

Performance-Based Restricted Stock Awards

Performance-based restricted stock awards are valued at the market price of a share of the Company's common stock on the date of grant. In general, 25% to 100% of the awards vest at the end of a three-year service period from the date of grant based upon the achievement of a threshold and target performance goal specified in the performance-based restricted stock agreement. The performance goal is based on targeted Company average return on noncash assets, as defined in the performance-based restricted stock agreement. These awards are expensed on a straight-line basis over the requisite service period, based on the probability of achieving the performance goal. If the performance goal is not met, no compensation cost is recognized and any recognized compensation cost is reversed. The Company uses historical data to estimate the timing and amount of forfeitures. No performance-based restricted stock awards were granted in 2009. The weighted-average grant-date fair value per share of performance-based restricted stock awards granted was $23.97 and $32.18 in 2008 and 2007, respectively. During 2008, the Company amended all 2007 performance-based restricted stock agreements, modifying the performance goal to a prorated scale. No performance-based restricted stock awards vested in 2009, 2008 or 2007. At January 29, 2010, there were 1.5 million performance-based restricted stock awards with a weighted average grant-date fair value of $27.30 outstanding, that were issued under the 2006 plan.

Restricted Stock Awards

Restricted stock awards are valued at the market price of a share of the Company's common stock on the date of grant. In general, these awards vest at the end of a three- to five-year period from the date of grant and are expensed on a straight-line basis over that period, which is considered to be the requisite service period. The Company uses historical data to estimate the timing and amount of forfeitures. The weighted-average grant-date fair value per share of restricted stock awards granted was $16.03, $23.75 and $31.23 in 2009, 2008 and 2007, respectively. The total fair value of restricted stock awards vested was approximately $12 million, $18 million and $17 million in 2009, 2008 and 2007, respectively.

Transactions related to restricted stock awards issued under the 2006 and 2001 plans for the year ended January 29, 2010 are summarized as follows:

	Shares (In thousands)	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at January 30, 2009	4,597	$27.40
Granted	4,827	16.03
Vested	(583)	31.67
Canceled or forfeited	(384)	21.98
Nonvested at January 29, 2010	8,457	$20.86

Deferred Stock Units

Deferred stock units are valued at the market price of a share of the Company's common stock on the date of grant. For key employees, these awards generally vested at the end of a three- to five-year period from the date of grant and were expensed on a straight-line basis over that period, which was considered to be the requisite service period. For non-employee directors, these awards vest immediately and are expensed on the grant date. Each non-employee Director was awarded a number of deferred stock units determined by dividing the annual award amount by the fair market value of a share of the Company's common stock on the award date and rounding up to the next 100 units. The annual award amount used to determine the number of deferred stock units granted to each director was $115,000 in 2009, 2008 and 2007. During 2009, 61,000 deferred stock units were granted under the 2006 plan and immediately vested for non-employee directors. The weighted-average grant-date fair value per share of deferred stock units granted was $19.01, $24.00 and $32.13 in 2009, 2008 and 2007, respectively. The total fair value of deferred stock units vested was approximately $1 million, $10 million and $1 million in 2009, 2008 and 2007, respectively. There were 0.7 million deferred stock units outstanding under the Directors' and 2006 plans at January 29, 2010. There were no unvested deferred stock units at January 29, 2010.

Restricted Stock Units

Restricted stock units do not have dividends rights and are valued at the market price of a share of the Company's common stock on the date of grant less the present value of dividends expected during the requisite service period. In general, these awards vest at the end of a three year period from the date of grant and are expensed on a straight-line basis over that period, which is considered to be the requisite service period. The Company uses historical data to estimate the timing and amount of forfeitures. The weighted-average grant-date fair value per share of restricted stock units granted was $15.63 and $22.80 in 2009 and 2008, respectively. No restricted stock units were granted in 2007. No restricted stock units vested in 2009, 2008 or 2007.

Transactions related to restricted stock units issued under the 2006 plan for the year ended January 29, 2010 are summarized as follows:

	Shares (In thousands)	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at January 30, 2009	37	$22.79
Granted	59	15.63
Canceled or forfeited	(4)	19.96
Nonvested at January 29, 2010	92	$18.35

ESPP

The purchase price of the shares under the ESPP equals 85% of the closing price on the date of purchase. The Company's share-based payment expense is equal to 15% of the closing price on the date of purchase. The ESPP is considered a liability award and is measured at fair value at each reporting date, and the share-based payment expense is recognized over the six-month offering period. The Company issued 4,328,305 shares of common stock pursuant to this plan during the year ended January 29, 2010.

NOTE 9 EMPLOYEE RETIREMENT PLANS

The Company maintains a defined contribution retirement plan for its eligible employees (the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan 180 days after their original date of service. Effective August 2008, eligible employees are automatically enrolled in the 401(k) Plan at a 1% contribution, unless the employee elects otherwise. The Company makes contributions to the 401(k) Plan each payroll period, based upon a matching formula applied to employee contributions (company match). Depending on the amount that a Plan participant elects to defer, the company match is a maximum of 4.25%. Plan participants are eligible to receive the company match after completing 180 days of service. The company match is invested identically to employee contributions and vests immediately in the participant accounts.

The Company maintains a Benefit Restoration Plan to supplement benefits provided under the 401(k) Plan to 401(k) Plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code of 1986. This Plan provides for employee salary deferrals and employer contributions in the form of a company match.

The Company maintains a non-qualified deferred compensation program called the Lowe's Cash Deferral Plan. This Plan is designed to permit certain employees to defer receipt of portions of their compensation, thereby delaying taxation on the deferral amount and on subsequent earnings until the balance is distributed. This plan does not provide for employer contributions.

The Company recognized expense associated with employee retirement plans of $154 million, $112 million and $91 million in 2009, 2008 and 2007, respectively.

NOTE 10 INCOME TAXES

The following is a reconciliation of the effective tax rate to the federal statutory tax rate:

	2009	2008	2007
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	2.2	2.9	3.0
Other, net	(0.3)	(0.5)	(0.3)
Effective tax rate	**36.9%**	**37.4%**	**37.7%**

The components of the income tax provision are as follows:

(In millions)	2009	2008	2007
Current:			
Federal	$1,046	$1,070	$1,495
State	123	166	207
Total current	**1,169**	**1,236**	**1,702**
Deferred:			
Federal	(108)	82	(1)
State	(19)	(7)	1
Total deferred	**(127)**	**75**	**–**
Total income tax provision	**$1,042**	**$1,311**	**$1,702**

The tax effects of cumulative temporary differences that gave rise to the deferred tax assets and liabilities were as follows:

(In millions)	January 29, 2010	January 30, 2009
Deferred tax assets:		
Self-insurance	$ 251	$ 221
Share-based payment expense	115	95
Deferred rent	75	51
Other, net	223	172
Total deferred tax assets	**$ 664**	**$ 539**
Valuation allowance	(65)	(42)
Net deferred tax assets	**$ 599**	**$ 497**
Deferred tax liabilities:		
Property	$(934)	$(977)
Other, net	(55)	(14)
Total deferred tax liabilities	**$(989)**	**$(991)**
Net deferred tax liability	**$(390)**	**$(494)**

The Company operates as a branch in various foreign jurisdictions and cumulatively has incurred net operating losses of $209 million and $130 million as of January 29, 2010, and January 30, 2009, respectively. The net operating losses are subject to expiration in 2017 through 2029. Deferred tax assets have been established for these net operating losses in the accompanying consolidated balance sheets. Given the uncertainty regarding the realization of the foreign net deferred tax assets, the Company recorded cumulative valuation allowances of $65 million and $42 million as of January 29, 2010, and January 30, 2009, respectively.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

(In millions)	2009	2008	2007
Unrecognized tax benefits, beginning of year	$200	$138	$186
Additions for tax positions of prior years	31	82	11
Reductions for tax positions of prior years	(45)	(16)	(81)
Net additions based on tax positions related to the current year	5	16	23
Settlements	(37)	(19)	(1)
Reductions due to a lapse in applicable statute of limitations	–	(1)	–
Unrecognized tax benefits, end of year	$154	$200	$138

The amounts of unrecognized tax benefits that, if recognized, would favorably impact the effective tax rate were $7 million and $40 million as of January 29, 2010, and January 30, 2009, respectively.

During 2009, the Company recognized $9 million of interest income and a $9 million reduction in penalties related to uncertain tax positions. As of January 29, 2010, the Company had $14 million of accrued interest and $1 million of accrued penalties. During 2008, the Company recognized $10 million of interest expense and a $3 million reduction in penalties related to uncertain tax positions. As of January 30, 2009, the Company had $30 million of accrued interest and $9 million of accrued penalties. During 2007, the Company recognized $3 million of interest expense and $5 million of penalties related to uncertain tax positions.

The Company does not expect any changes in unrecognized tax benefits over the next 12 months to have a significant impact on the results of operations, the financial position or the cash flows of the Company.

The Company is subject to examination by various foreign and domestic taxing authorities. During 2009, the IRS completed its examination of the Company's 2004 and 2005 income tax returns, with the exception of certain issues that are presently under appeal. In addition, the IRS began its examination of the Company's U.S. federal income tax returns for years 2006 and 2007. The Company is subject to examination in major state tax jurisdictions for years 2002 forward. The Company believes appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years.

NOTE 11 EARNINGS PER SHARE

Effective January 31, 2009, the Company adopted authoritative guidance issued by the FASB that states that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. The retrospective application of the provisions of the guidance reduced previously reported basic earnings per common share by $0.01 for the years ended January 30, 2009 and February 1, 2008.

Under the two-class method, net earnings are reduced by the amount of dividends declared in the period for each class of common stock and participating security. The remaining undistributed earnings are then allocated to common stock and participating securities as if all of the net earnings for the period had been distributed. Basic earnings per common share excludes dilution and is calculated by dividing net earnings allocable to common shares by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share is calculated by dividing net earnings allocable to common shares by the weighted-average number of common shares as of the balance sheet date, as adjusted for the potential dilutive effect of non-participating share-based awards and convertible notes. The following table reconciles earnings per common share for 2009, 2008 and 2007:

(In millions, except per share data)	2009	2008	2007
Basic earnings per common share:			
Net earnings	$1,783	$2,195	$2,809
Less: Net earnings allocable to participating securities	(13)	(11)	(10)
Net earnings allocable to common shares	**$1,770**	**$2,184**	**$2,799**
Weighted-average common shares outstanding	1,462	1,457	1,481
Basic earnings per common share	**$ 1.21**	**$ 1.50**	**$ 1.89**
Diluted earnings per common share:			
Net earnings	$1,783	$2,195	$2,809
Net earnings adjustment for interest on convertible notes, net of tax	–	2	4
Net earnings, as adjusted	1,783	2,197	2,813
Less: Net earnings allocable to participating securities	(13)	(11)	(10)
Net earnings allocable to common shares	**$1,770**	**$2,186**	**$2,803**
Weighted-average common shares outstanding	1,462	1,457	1,481
Dilutive effect of non-participating share-based awards	2	3	5
Dilutive effect of convertible notes	–	8	21
Weighted-average common shares, as adjusted	**1,464**	**1,468**	**1,507**
Diluted earnings per common share	**$ 1.21**	**$ 1.49**	**$ 1.86**

Stock options to purchase 21.4 million, 19.1 million and 7.8 million shares of common stock for 2009, 2008 and 2007, respectively, were excluded from the computation of diluted earnings per common share because their effect would have been anti-dilutive.

NOTE 12 LEASES

The Company leases store facilities and land for certain store and non-store facilities under agreements with original terms generally of 20 years. The leases generally contain provisions for four to six renewal options of five years each. Some lease agreements also provide for contingent rentals based on sales performance in excess of specified minimums. Contingent rentals were not significant for any of the periods presented. The Company subleases certain properties that are not used in its operations. Sublease income was not significant for any of the periods presented. Certain equipment is also leased by the Company under agreements ranging from three to five years. These agreements typically contain renewal options providing for a renegotiation of the lease, at the Company's option, based on the fair market value at that time.

The future minimum rental payments required under operating leases and capitalized lease obligations having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

(In millions) Year	Operating Leases	Capitalized Lease Obligations	Total
2010	$ 409	$ 66	$ 475
2011	410	66	476
2012	405	65	470
2013	398	65	463
2014	389	59	448
Later years	4,153	266	4,419
Total minimum lease payments	**$6,164**	**$587**	**$6,751**
Less amount representing interest		(248)	
Present value of minimum lease payments		339	
Less current maturities		(34)	
Present value of minimum lease payments, less current maturities		**$305**	

Rental expenses under operating leases for real estate and equipment were $410 million, $399 million and $369 million in 2009, 2008 and 2007, respectively, and were recognized in SG&A expense.

NOTE 13 COMMITMENTS AND CONTINGENCIES

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, individually or collectively, are believed to have a risk of having a material impact on the Company's financial statements. In evaluating liabilities associated with its various legal proceedings, the Company has accrued for probable liabilities associated with these matters. The amounts accrued were not material to the Company's consolidated financial statements in any of the years presented.

As of January 29, 2010, the Company had non-cancelable commitments of $673 million related to certain marketing and information technology programs, purchases of merchandise inventory and construction of buildings. Payments under these commitments are scheduled to be made as follows: 2010, $418 million; 2011, $128 million; 2012, $65 million; 2013, $58 million; 2014, $2 million; thereafter, $2 million.

The Company had standby and documentary letters of credit issued under banking arrangements which totaled $327 million as of January 29, 2010. The majority of the Company's letters of credits are issued for the purchase of import merchandise inventories, real estate and construction contracts, and insurance programs. Payments under these commitments are scheduled to be made as follows: 2010, $324 million; 2011, $2 million; 2012, $1 million. Commitment fees ranging from 0.12% to 1.00% per annum are paid on the letters of credit amounts outstanding.

In addition, the Company had commitments under surety bonds which totaled $286 million as of January 29, 2010. The majority of the Company's surety bonds are issued by insurance companies to secure payment of workers' compensation liability claims in states where the Company is self-insured. Commitments of $276 million are scheduled to expire in 2010 and commitments of $10 million are scheduled to expire in 2011. Premiums ranging from $3.10 to $5.50 per $1,000 of bond coverage per annum are paid on the surety bonds amounts outstanding.

During 2009, the Company entered into a joint venture agreement with Australian retailer Woolworths Limited, to develop a chain of home improvement stores in Australia. Over the next four years, the Company will contribute $400 million to the joint venture, of which it is a one-third owner. The contributions are expected to be relatively consistent over the four year period.

NOTE 14 RELATED PARTIES

A brother-in-law of the Company's Executive Vice President of Business Development is a senior officer of a vendor that provides millwork and other building products to the Company. The Company purchased products from this vendor in the amount of $86 million, $92 million and $101 million for 2009, 2008, and 2007, respectively. Amounts payable to this vendor were insignificant at January 29, 2010 and January 30, 2009.

NOTE 15 OTHER INFORMATION

Net interest expense is comprised of the following:

(In millions)	2009	2008	2007
Long-term debt	$293	$292	$247
Short-term borrowings	2	11	8
Capitalized lease obligations	32	31	32
Interest income	(17)	(40)	(45)
Interest capitalized	(19)	(36)	(65)
Interest on tax uncertainties	(9)	10	3
Other	5	12	14
Interest - net	**$287**	**$280**	**$194**

Supplemental disclosures of cash flow information:

(In millions)	2009	2008	2007
Cash paid for interest, net of amount capitalized	$ 314	$ 309	$ 198
Cash paid for income taxes	$1,157	$1,138	$1,725
Non-cash investing and financing activities:			
Non-cash property acquisitions, including assets acquired under capital lease	$ 69	$ 124	$ 99
Change in equity method investments	$ (4)	$ (15)	$ –
Conversions of long-term debt to equity	$ –	$ 1	$ 13
Cash dividends declared but not paid	$ 131	$ –	$ –

Sales by Product Category:

(Dollars in millions)	2009		2008		2007	
Product Category	Total Sales	%	Total Sales	%	Total Sales	%
Appliances	$ 4,541	10%	$ 4,376	9%	$ 4,302	9%
Paint	3,571	8	3,387	7	3,256	7
Lumber	3,243	7	3,507	7	3,559	7
Flooring	3,125	7	3,252	7	3,214	7
Building materials	2,924	6	2,970	7	2,747	6
Millwork	2,786	6	2,965	6	3,238	7
Lawn & landscape products	2,688	5	2,581	5	2,446	5
Hardware	2,497	5	2,514	5	2,431	5
Fashion plumbing	2,475	5	2,572	5	2,762	6
Tools	2,439	5	2,563	5	2,671	5
Lighting	2,406	5	2,508	5	2,700	5
Seasonal living	2,231	5	2,226	5	2,185	4
Rough plumbing	2,044	4	2,008	4	1,895	4
Nursery	1,897	4	1,808	4	1,687	3
Outdoor power equipment	1,834	4	1,963	4	1,836	4
Cabinets & countertops	1,715	4	1,934	4	2,180	5
Rough electrical	1,315	3	1,447	3	1,492	3
Home environment	1,189	2	1,237	3	1,222	3
Home organization	1,004	2	1,062	2	1,077	2
Windows & walls	972	2	1,055	2	1,092	2
Other	324	1	295	1	291	1
Totals	**$ 47,220**	**100%**	**$ 48,230**	**100%**	**$ 48,283**	**100%**

Lowe's Companies, Inc.
SELECTED FINANCIAL DATA (Unaudited)

Lowe's Stores by State and Province
(As of January 29, 2010)

Alabama	38	Idaho	8	Minnesota	13	North Dakota	3	Vermont	2
Alaska	6	Illinois	41	Mississippi	24	Ohio	83	Virginia	66
Arizona	32	Indiana	44	Missouri	45	Oklahoma	29	Washington	37
Arkansas	20	Iowa	11	Montana	5	Oregon	13	West Virginia	18
California	106	Kansas	11	Nebraska	5	Pennsylvania	76	Wisconsin	9
Colorado	26	Kentucky	42	Nevada	16	Rhode Island	5	Wyoming	1
Connecticut	16	Louisiana	32	New Hampshire	14	South Carolina	48	Total U.S. Stores	1,694
Delaware	10	Maine	12	New Jersey	38	South Dakota	3	Ontario	16
Florida	117	Maryland	28	New Mexico	11	Tennessee	59	**Total Stores**	**1,710**
Georgia	65	Massachusetts	25	New York	64	Texas	140		
Hawaii	3	Michigan	48	North Carolina	110	Utah	16		

Selected Statement of Earnings Data

(In millions, except per share data)	2009	2008	2007	2006	2005[1]
Net sales	$ 47,220	$ 48,230	$48,283	$46,927	$ 43,243
Gross margin	16,463	16,501	16,727	16,198	14,790
Net earnings	1,783	2,195	2,809	3,105	2,765
Basic earnings per common share	1.21	1.50	1.89	2.02	1.78
Diluted earnings per common share	1.21	1.49	1.86	1.98	1.73
Dividends per share	$ 0.355	$ 0.335	$ 0.290	$ 0.180	$ 0.110
Selected Balance Sheet Data					
Total assets	$ 33,005	$ 32,625	$30,816	$27,726	$ 24,604
Long-term debt, excluding current maturities	$ 4,528	$ 5,039	$ 5,576	$ 4,325	$ 3,499

1 Fiscal year 2005 contained 53 weeks, while all other years contained 52 weeks.

Selected Quarterly Data

(In millions, except per share data)	First	Second	Third	Fourth
2009				
Net sales	$11,832	$13,844	$11,375	$10,168
Gross margin	4,196	4,823	3,890	3,554
Net earnings	476	759	344	205
Basic earnings per common share	0.32	0.51	0.23	0.14
Diluted earnings per common share	$ 0.32	$ 0.51	$ 0.23	$ 0.14

	First	Second	Third	Fourth
2008				
Net sales	$12,009	$14,509	$11,728	$ 9,984
Gross margin	4,166	4,982	3,985	3,368
Net earnings	607	938	488	162
Basic earnings per share	0.42	0.64	0.33	0.11
Diluted earnings per share	$ 0.41	$ 0.63	$ 0.33	$ 0.11

Lowe's Companies, Inc.

STOCK PERFORMANCE (Unaudited)

Quarterly Stock Price Range and Cash Dividends Declared

	Fiscal 2009			Fiscal 2008			Fiscal 2007		
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st Quarter	$22.09	$13.00	$0.085	$27.18	$20.25	$0.080	$35.74	$29.87	$0.050
2nd Quarter	22.68	18.02	0.090	26.18	18.00	0.085	33.19	27.38	0.080
3rd Quarter	24.09	19.46	0.090	28.49	15.76	0.085	32.53	25.71	0.080
4th Quarter	$24.50	$19.15	$0.090	$23.73	$15.85	$0.085	$26.87	$19.94	$0.080

As of March 26, 2010, there were 31,041 registered shareholders of Lowe's common stock.

Monthly Stock Price and Trading Volume

	Fiscal 2009			Fiscal 2008			Fiscal 2007		
	High	Low	Shares Traded	High	Low	Shares Traded	High	Low	Shares Traded
February	$19.44	$14.91	380,470,300	$25.68	$22.70	243,541,400	$35.74	$31.82	144,414,800
March	19.92	13.00	483,501,400	25.10	20.25	440,193,100	33.26	29.87	220,012,800
April	22.09	18.47	297,175,500	27.18	23.16	215,194,200	32.23	30.35	134,288,400
May	21.35	18.30	366,414,800	26.18	23.02	226,632,000	33.19	30.40	200,179,300
June	20.99	18.02	330,426,400	24.82	19.95	287,600,700	33.06	30.48	200,081,400
July	22.68	18.43	223,488,200	21.83	18.00	263,974,600	31.31	27.38	216,739,200
August	24.09	19.69	353,063,200	25.47	19.99	282,758,100	31.29	25.98	249,457,600
September	22.37	19.94	313,995,000	28.49	21.35	538,455,500	32.53	27.99	266,600,900
October	21.99	19.46	328,635,300	22.29	15.76	449,070,900	31.72	25.71	183,517,700
November	22.24	19.15	292,337,700	22.00	15.85	330,369,600	25.65	21.76	289,301,400
December	24.50	21.55	269,171,200	23.73	18.46	360,238,200	25.29	20.96	203,493,334
January	$23.81	$21.61	242,076,000	$23.17	$18.15	260,547,700	$26.87	$19.94	329,682,916

Source: *The Wall Street Journal*

Stock Splits and Stock Dividends

Since 1961

- A 100% stock dividend, effective April 5, 1966 (which had the net effect of a 2-for-1 stock split).
- A 2-for-1 stock split, effective November 18, 1969.
- A 50% stock dividend, effective November 30, 1971 (which had the net effect of a 3-for-2 stock split).
- A 33⅓% stock dividend, effective July 25, 1972 (which had the net effect of a 4-for-3 stock split).
- A 50% stock dividend, effective June 2, 1976 (which had the net effect of a 3-for-2 stock split).
- A 3-for-2 stock split, effective November 2, 1981.
- A 5-for-3 stock split, effective April 29, 1983.
- A 100% stock dividend, effective June 29, 1992 (which had the net effect of a 2-for-1 stock split).
- A 2-for-1 stock split, effective April 4, 1994.
- A 2-for-1 stock split, effective June 29, 1998.
- A 2-for-1 stock split, effective July 2, 2001.
- A 2-for-1 stock split, effective July 3, 2006.


1 2 4 6 8 12 18 30 60 120 240 480 960
61 66 69 71 72 76 81 83 92 94 98 01 06

Total Return to Shareholders

The following table and graph compare the total returns (assuming reinvestment of dividends) of the Company's Common Stock, the S&P 500 Index and the S&P Retail Index. The graph assumes $100 invested on January 28, 2005 in the Company's Common Stock and each of the indices.


$160
140
120
100
80
60
Lowe's
S&P 500
S&P Retail Index

	1/28/05	2/3/06	2/2/07	2/1/08	1/30/09	1/29/10
Lowe's	$100.00	$113.48	$122.73	$ 92.83	$67.45	$ 81.26
S&P 500	$100.00	$109.96	$128.39	$126.04	$76.43	$101.75
S&P Retail Index	$100.00	$107.40	$125.19	$102.16	$63.63	$ 98.95

Source: Bloomberg Financial Services

Lowe's Companies, Inc.

QUARTERLY REVIEW OF PERFORMANCE (Unaudited)

Earnings Statements

(In millions, except per share data)

Quarter Ended	Fiscal 2009 Fourth	Fiscal 2009 Third	Fiscal 2009 Second	Fiscal 2009 First	Fiscal 2008 Fourth	Fiscal 2008 Third	Fiscal 2008 Second	Fiscal 2008 First
Net sales	**$10,168**	**$11,375**	**$13,844**	**$11,832**	**$ 9,984**	**$11,728**	**$14,509**	**$12,009**
Gross margin	**3,554**	**3,890**	**4,823**	**4,196**	**3,368**	**3,985**	**4,982**	**4,166**
Expenses:								
SG&A	2,763	2,872	3,109	2,944	2,610	2,726	3,014	2,725
Store opening costs	12	10	14	13	32	31	21	18
Depreciation	401	403	408	401	397	385	381	375
Interest – net	56	77	76	78	70	65	69	76
Total expenses	**3,232**	**3,362**	**3,607**	**3,436**	**3,109**	**3,207**	**3,485**	**3,194**
Pre-tax earnings	**322**	**528**	**1,216**	**760**	**259**	**778**	**1,497**	**972**
Income tax provision	117	184	457	284	97	290	559	365
Net earnings	**205**	**344**	**759**	**476**	**162**	**488**	**938**	**607**
Basic earnings per common share	0.14	0.23	0.51	0.32	0.11	0.33	0.64	0.42
Diluted earnings per common share	**$ 0.14**	**$ 0.23**	**$ 0.51**	**$ 0.32**	**$ 0.11**	**$ 0.33**	**$ 0.63**	**$ 0.41**

Earnings Statement Changes

(Changes from same quarter previous year, to nearest tenth percent)

Quarter Ended	Fiscal 2009 Fourth	Fiscal 2009 Third	Fiscal 2009 Second	Fiscal 2009 First	Fiscal 2008 Fourth	Fiscal 2008 Third	Fiscal 2008 Second	Fiscal 2008 First
Net sales	**1.8%**	**(3.0)%**	**(4.6)%**	**(1.5)%**	**(3.8)%**	**1.4%**	**2.4%**	**(1.3)%**
Gross margin	**5.5**	**(2.4)**	**(3.2)**	**0.7**	**(7.0)**	**0.5**	**2.0**	**(2.2)**
Expenses:								
SG&A	5.9	5.4	3.1	8.0	4.9	8.9	6.2	1.5
Store opening costs	(63.7)	(66.8)	(32.5)	(25.9)	(47.9)	(23.5)	(21.0)	47.2
Depreciation	1.2	4.6	7.0	6.8	7.1	13.5	14.7	16.2
Interest – net	(19.7)	17.6	10.6	2.4	50.4	30.0	37.1	61.3
Total expenses	**4.0**	**4.8**	**3.5**	**7.6**	**4.8**	**9.3**	**7.3**	**4.1**
Pre-tax earnings	**24.2**	**(32.1)**	**(18.8)**	**(21.9)**	**(60.4)**	**(24.5)**	**(8.4)**	**(18.4)**
Income tax provision	20.4	(36.4)	(18.3)	(22.2)	(60.5)	(25.4)	(9.2)	(19.4)
Net earnings	26.4	(29.6)	(19.0)	(21.7)	(60.3)	(24.0)	(8.0)	(17.8)
Basic earnings per common share	27.3	(30.0)	(19.8)	(22.4)	(60.7)	(25.0)	(5.9)	(14.3)
Diluted earnings per common share	27.3%	(30.3)%	(19.1)%	(21.5)%	(60.7)%	(23.3)%	(6.0)%	(14.6)%

Earnings Statement Percentages

(Percent of sales to nearest hundredth; income tax is percent of pre-tax earnings)

Quarter Ended	Fiscal 2009 Fourth	Fiscal 2009 Third	Fiscal 2009 Second	Fiscal 2009 First	Fiscal 2008 Fourth	Fiscal 2008 Third	Fiscal 2008 Second	Fiscal 2008 First
Net sales	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**
Gross margin	**34.95**	**34.20**	**34.84**	**35.46**	**33.73**	**33.98**	**34.34**	**34.69**
Expenses:								
SG&A	27.18	25.25	22.45	24.88	26.15	23.23	20.78	22.69
Store opening costs	0.11	0.09	0.10	0.11	0.32	0.27	0.14	0.15
Depreciation	3.95	3.54	2.95	3.39	3.97	3.29	2.63	3.12
Interest – net	0.55	0.68	0.55	0.66	0.70	0.56	0.47	0.63
Total expenses	**31.79**	**29.56**	**26.05**	**29.04**	**31.14**	**27.35**	**24.02**	**26.59**
Pre-tax earnings	**3.16**	**4.64**	**8.79**	**6.42**	**2.59**	**6.63**	**10.32**	**8.10**
Income tax provision	36.23	34.86	37.60	37.38	37.35	37.21	37.39	37.55
Net earnings	2.02%	3.02%	5.48%	4.02%	1.62%	4.16%	6.46%	5.06%

Lowe's Companies, Inc.

FINANCIAL HISTORY (Unaudited)

10-YEAR FINANCIAL INFORMATION[1]

Fiscal Years Ended On	5-Year CGR%	January 29, 2010	January 30, 2009	February 1, 2008	February 2, 2007
Stores and people					
1 Number of stores	9.5	1,710	1,649	1,534	1,385
2 Square footage (in millions)	9.3	193.2	186.6	174.1	157.1
3 Number of employees	7.9	238,793	228,729	215,978	210,142
4 Customer transactions (in millions)	5.9	766	740	720	680
5 Average purchase	(0.6)	$ 61.66	$ 65.15	$ 67.05	$ 68.98
Comparative income statements (in millions)					
6 Sales	5.3	**$ 47,220**	**$ 48,230**	**$ 48,283**	**$ 46,927**
7 Depreciation	13.4	1,614	1,539	1,366	1,162
8 Interest – net	10.3	287	280	194	154
9 Pre-tax earnings	(4.3)	**2,825**	**3,506**	**4,511**	**4,998**
10 Income tax provision	NM	1.042	1,311	1,702	1,893
11 Earnings from continuing operations	(3.8)	**1,783**	**2,195**	**2,809**	**3,105**
12 Earnings from discontinued operations, net of tax	NM	–	–	–	–
13 Net earnings	(3.8)	**1,783**	**2,195**	**2,809**	**3,105**
14 Cash dividends	35.1	522	491	428	276
15 Earnings retained	(9.3)	$ 1,261	$ 1,704	$ 2,381	$ 2,829
Dollars per share (weighted-average shares, assuming dilution)					
16 Sales	**7.4**	**$ 32.25**	**$ 32.85**	**$ 32.04**	**$ 30.00**
17 Earnings	(2.2)	1.21	1.49	1.86	1.98
18 Cash dividends	34.3	0.36	0.34	0.28	0.18
19 Earnings retained	(7.7)	0.85	1.15	1.58	1.80
20 Shareholders' equity	12.9	$ 13.03	$ 12.30	$ 10.68	$ 10.05
Financial ratios					
21 Asset turnover[2]		1.45	1.57	1.74	1.91
22 Return on sales[3]		3.78%	4.55%	5.82%	6.62%
23 Return on average assets[4]		5.43%	6.92%	9.60%	11.87%
24 Return on average shareholders' equity[5]		9.61%	12.85%	17.65%	20.69%
Comparative balance sheets (in millions)					
25 Total current assets[6]	7.3	$ 9,732	$ 9,190	$ 8,633	$ 8,273
26 Cash and short-term investments	5.4	1,057	661	530	796
27 Merchandise inventory – net	7.1	8,249	8,209	7,611	7,144
28 Property	10.1	22,499	22,722	21,361	18,971
29 Total assets	**9.4**	**33,005**	**32,625**	**30,816**	**27,726**
30 Total current liabilities[6]	6.6	7,355	7,560	7,316	6,108
31 Accounts payable	9.7	4,287	4,109	3,713	3,524
32 Long-term debt (excluding current maturities)	8.2	4,528	5,039	5,576	4,325
33 Total liabilities	7.8	**13,936**	**14,570**	**14,718**	**12,001**
34 Shareholders' equity	**10.6**	**$ 19,069**	**$ 18,055**	**$ 16,098**	**$ 15,725**
35 Equity/long-term debt (excluding current maturities)		4.21	3.58	2.89	3.64
36 Year-end leverage factor: assets/equity		1.73	1.81	1.92	1.76
Shareholders, shares and book value					
37 Shareholders of record, year-end		31,168	31,561	31,513	29,439
38 Shares outstanding, year-end (in millions)		1,459	1,470	1,458	1,525
39 Weighted-average shares, assuming dilution (in millions)		1,464	1,468	1,507	1,564
40 Book value per share		$ 13.07	$ 12.28	$ 11.04	$ 10.31
Stock price during calendar year[7] (adjusted for stock splits)					
41 High		$ 24.50	$ 28.49	$ 35.74	$ 34.83
42 Low		$ 13.00	$ 15.76	$ 21.01	$ 26.15
43 Closing price December 31		$ 23.39	$ 21.52	$ 22.62	$ 31.15
Price/earnings ratio					
44 High		20	19	19	17
45 Low		11	11	11	13

	February 3, 2006*	January 28, 2005	January 30, 2004	January 31, 2003	February 1, 2002	February 2, 2001*	
1	1,234	1,087	952	828	718	624	1
2	140.1	123.7	108.8	94.7	80.7	67.8	2
3	185,314	161,964	147,052	120,692	107,404	93,669	3
4	639	575	521	460	394	342	4
5	$ 67.67	$ 63.43	$ 59.21	$ 56.80	$ 55.05	$ 53.78	5
6	**$ 43,243**	**$ 36,464**	**$ 30,838**	**$ 26,112**	**$ 21,714**	**$18,368**	6
7	980	859	739	617	509	403	7
8	158	176	180	182	174	121	8
9	**4,496**	**3,520**	**2,908**	**2,362**	**1,535**	**1,238**	**9**
10	1,731	1,353	1,101	889	566	454	10
11	**2,765**	**2,167**	**1,807**	**1,473**	**969**	**784**	**11**
12	–	–	15	12	13	14	12
13	**2,765**	**2,167**	**1,822**	**1,485**	**982**	**798**	**13**
14	171	116	87	66	60	53	14
15	$ 2,594	$ 2,051	$ 1,735	$ 1,419	$ 922	$ 745	15
16	**$ 26.91**	**$ 22.55**	**$ 18.91**	**$ 16.12**	**$ 13.49**	**$ 11.94**	**16**
17	1.73	1.35	1.13	0.93	0.62	0.52	17
18	0.11	0.08	0.06	0.04	0.04	0.04	18
19	1.62	1.27	1.07	0.89	0.58	0.48	19
20	$ 8.90	$ 7.11	$ 6.25	$ 5.08	$ 4.09	$ 3.54	20
21	2.05	1.96	1.96	1.93	1.93	2.05	21
22	6.39%	5.94%	5.91%	5.69%	4.52%	4.34%	22
23	12.11%	10.91%	10.59%	10.14%	7.92%	7.89%	23
24	21.44%	19.99%	19.79%	20.05%	16.33%	15.80%	24
25	$ 7,753	$ 6,842	$ 6,418	$ 5,333	$ 4,798	$ 4,144	25
26	876	813	1,624	1,126	853	469	26
27	6,635	5,850	4,482	3,911	3,611	3,285	27
28	16,354	13,911	11,819	10,245	8,565	6,964	28
29	**24,604**	**21,077**	**18,647**	**15,767**	**13,526**	**11,273**	**29**
30	5,449	5,337	3,908	3,180	2,808	2,806	30
31	2,832	2,695	2,212	1,791	1,589	1,708	31
32	3,499	3,060	3,678	3,736	3,734	2,698	32
33	**10,308**	**9,579**	**8,459**	**7,541**	**6,942**	**5,827**	**33**
34	**$ 14,296**	**$ 11,498**	**$ 10,188**	**$ 8,226**	**$ 6,584**	**$ 5,446**	**34**
35	4.09	3.76	2.77	2.20	1.76	2.02	35
36	1.72	1.83	1.83	1.92	2.05	2.07	36
37	27,427	27,071	26,553	25,405	19,277	16,895	37
38	1,568	1,548	1,575	1,564	1,551	1,533	38
39	1,607	1,617	1,631	1,620	1,610	1,538	39
40	$ 9.12	$ 7.43	$ 6.47	$ 5.26	$ 4.25	$ 3.55	40
41	$ 34.85	$ 30.27	$ 30.21	$ 25.00	$ 24.44	$ 16.81	41
42	$ 25.36	$ 22.95	$ 16.69	$ 16.25	$ 12.40	$ 8.56	42
43	$ 33.33	$ 28.80	$ 27.70	$ 18.75	$ 23.21	$ 11.13	43
44	20	22	27	27	40	32	44
45	15	17	15	17	20	16	45

Explanatory Notes:

1 Amounts herein reflect the Contractor Yards as a discontinued operation.

2 Asset turnover: Sales divided by Beginning Assets

3 Return on sales: Net Earnings divided by Sales

4 Return on average assets: Net Earnings divided by the average of Beginning and Ending Assets

5 Return on Average Shareholders' Equity: Net Earnings divided by the average of Beginning and Ending Equity

6 Certain prior period amounts have been reclassified to conform with current classifications. See Note 1 to the Consolidated Financial Statements for additional information.

7 Stock price source: *The Wall Street Journal*

* Fiscal year contained 53 weeks. All other years contained 52 weeks.

NM = not meaningful

CGR = compound growth rate

LOWE'S COMPANIES, INC. BOARD OF DIRECTORS

Robert A. Niblock[3*]
Chairman of the Board and Chief Executive Officer,
Lowe's Companies, Inc., Mooresville, NC

David W. Bernauer[1,4]
Retired Chairman and Chief Executive Officer,
Walgreen Co., Deerfield, IL

Leonard L. Berry, Ph.D.[1,4]
Distinguished Professor of Marketing, M.B. Zale Chair in Retailing and Marketing Leadership, and Professor of Humanities in Medicine,
Texas A&M University, College Station, TX

Peter C. Browning[1,4]
Managing Director,
Peter C. Browning & Associates, LLC, Charlotte, NC

Dawn E. Hudson[2,4]
Vice-Chair,
The Parthenon Group, Boston, MA

Robert A. Ingram[2,4]
Former Vice Chairman Pharmaceuticals, GlaxoSmithKline plc, London, UK; Lead Director, Valeant Pharmaceuticals International, Aliso Viejo, CA; Chairman, OSI Pharmaceuticals, Inc., Melville, NY

Robert L. Johnson[2,4]
Founder and Chairman,
RLJ Companies, Bethesda, MD

Marshall O. Larsen[2*,3,4]
Chairman, President and Chief Executive Officer,
Goodrich Corporation, Charlotte, NC

Richard K. Lochridge[2,4]
President,
Lochridge & Company, Inc., Boston, MA

Stephen F. Page[1*,3,4]
Retired Vice Chairman and Chief Financial Officer,
United Technologies Corporation, Hartford, CT

O. Temple Sloan, Jr.[1,3,4*]
Chairman, General Parts International, Inc., Raleigh, NC;
Lead Director, Lowe's Companies, Inc., Mooresville, NC;
Chairman, Highwoods Properties, Inc., Raleigh, NC

Committee Membership
1 – Audit Committee
2 – Compensation Committee
3 – Executive Committee
4 – Governance Committee
*2009 Committee Chairman

LOWE'S COMPANIES, INC. EXECUTIVE OFFICERS AND CHIEF EXECUTIVE OFFICER'S STAFF

Robert A. Niblock
Chairman of the Board and
Chief Executive Officer

Larry D. Stone
President and Chief Operating Officer

Gregory M. Bridgeford
Executive Vice President –
Business Development

Michael K. Brown
Executive Vice President –
Store Operations

Charles W. (Nick) Canter, Jr.
Executive Vice President –
Merchandising

Robert F. Hull, Jr.
Executive Vice President and
Chief Financial Officer

Joseph M. Mabry, Jr.
Executive Vice President –
Logistics and Distribution

Maureen K. Ausura
Senior Vice President –
Human Resources

Marshall A. Croom
Senior Vice President and
Chief Risk Officer

Matthew V. Hollifield
Senior Vice President and
Chief Accounting Officer

Gaither M. Keener, Jr.
Senior Vice President, General Counsel,
Secretary and Chief Compliance Officer

N. Brian Peace
Senior Vice President –
Corporate Affairs

Steven M. Stone
Senior Vice President and
Chief Information Officer

Todd I. Woods
Senior Vice President and
Deputy General Counsel

CORPORATE INFORMATION

Business Description

Lowe's Companies, Inc. is a $47.2 billion retailer, offering a complete line of home improvement products and services. The Company, through its subsidiaries, serves approximately 15 million do-it-yourself, do-it-for-me and Commercial Business Customers each week through 1,710 stores in the United States and Canada. Founded in 1946 and based in Mooresville, N.C., Lowe's is the second-largest home improvement retailer in the world and employs more than 238,000 people. Lowe's has been a publicly held company since October 10, 1961. The Company's stock is listed on the New York Stock Exchange with shares trading under the symbol LOW. For more information, visit www.Lowes.com.

Lowe's files reports with the Securities and Exchange Commission (SEC), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any other filings required by the SEC.

The reports Lowe's files with, or furnishes to, the SEC, and all amendments to those reports, are available without charge on Lowe's website (www.Lowes.com/investor) as soon as reasonably practicable after Lowe's files them with, or furnishes them to, the SEC.

Copies of Lowe's 2009 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Annual Report to Shareholders are available without charge upon written request to Gaither M. Keener, Jr., Secretary, at Lowe's corporate offices or by calling 888-345-6937.

Additional information available on our website (www.Lowes.com/investor) includes our Corporate Governance Guidelines, Board of Directors Committee Charters, Code of Business Conduct and Ethics, and Social Responsibility Report, as well as other financial information.

Corporate Offices

1000 Lowe's Boulevard
Mooresville, NC 28117
704-758-1000

Lowe's Website

www.Lowes.com

Stock Transfer Agent & Registrar, Dividend Disbursing Agent and Dividend Reinvesting Agent

Computershare Trust Company N.A.
P.O. Box 43078
Providence, RI 02940

For direct deposit of dividends, registered shareholders may call Computershare toll-free at 877-282-1174.

Registered shareholders with e-mail addresses can send account inquiries electronically to Computershare through its website at www.computershare.com/investor and clicking on Contact Us.

Registered shareholders may access their accounts online by visiting Investor Centre at www.computershare.com/investor.

Investors can join Lowe's Stock Advantage Direct Stock Purchase Plan by visiting www.Lowes.com/investor, and clicking on Buy Stock Direct.

Dividends

Lowe's has declared a cash dividend each quarter since becoming a public company in 1961.

Dividend record dates are usually the third week of fiscal April, July, October and January.

Dividend payment dates are usually the first week of fiscal May, August, November and February.

Annual Meeting Date

May 28, 2010 at 10:00 a.m.
Ballantyne Hotel
Charlotte, North Carolina

Stock Trading Information

Lowe's common stock is listed on the New York Stock Exchange (LOW)

General Counsel

Gaither M. Keener, Jr.
Senior Vice President, General Counsel, Secretary and Chief Compliance Officer
704-758-1000

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
1100 Carillon Building
227 West Trade Street
Charlotte, NC 28202-1675
704-887-1690

Shareholder Services

Shareholders' and security analysts' inquiries should be directed to:

Paul Taaffe
Vice President, Investor Relations
704-758-2033

For copies of financial information:
888-34LOWES (888-345-6937)
or visit www.Lowes.com/investor

Public Relations

Media inquiries should be directed to:
Chris Ahearn
Vice President, Public Relations
704-758-2304
visit Media.Lowes.com

To view Lowe's Social Responsibility Report, visit www.Lowes.com/socialresponsibility

This report is printed on paper containing fiber from well-managed, independently certified forests and contains a minimum of 10% post-consumer recycled fiber. To further reduce resource use, Lowe's is relying on E-proxy rules to make the proxy materials for its 2010 Annual Meeting, including this Annual Report, available online to many of our shareholders instead of mailing hard copies to them. This use of technology has allowed us to reduce the number of copies we print of our Annual Report by approximately 20% from last year. For additional information about Lowe's commitment to sustainable forest management, visit: www.Lowes.com/woodpolicy.


To-Do List
Go To LOWE'S
replace air filters
Upgrade Mastr bath
replace light bulbs w/CFLs
reseal driveway
install closet organizer

Lowe's Companies, Inc. 1000 Lowe's Boulevard Mooresville, NC 28117